Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

WAVEDANCER, INC.,

FFN MERGER SUB, INC.,

AND

FIREFLY NEUROSCIENCES INC.

Dated as of November 15, 2023

Exhibits

Exhibit A	Certain Definitions
Exhibit B	Stock Purchase Agreement
Exhibit C	Form of Promissory Note

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of November 15, 2023 (this “Agreement”), by and among WAVEDANCER, INC., a Delaware corporation (“Parent”), FFN MERGER SUB, INC., a Delaware corporation (“Merger Sub”) and FIREFLY NEUROSCIENCES INC., a Delaware corporation (“Company”).  Parent, Merger Sub and Company are each a “Party” and referred to collectively herein as the “Parties.”  Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS:

WHEREAS, this Agreement contemplates a merger of the Merger Sub with and into Company, with Company remaining as the surviving entity after the merger (the “Merger”), whereby the Company Stockholders will receive Parent Common Stock in exchange for their Company Common Stock;

WHEREAS, the Parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code;

WHEREAS, pursuant to the terms and conditions of this Agreement, the holders of the outstanding equity of Company immediately prior to the Effective Time will own the Parent Allocation Percentage of the outstanding equity of Parent immediately following the Effective Time and the holders of the outstanding equity of Parent immediately prior to the Effective Time will own the Company Allocation Percentage of the outstanding equity of Parent immediately following the Effective Time subject to any adjustments pursuant to Section 1.11;

WHEREAS, the board of directors of Parent (the “Parent Board”) (i) has determined that the Merger is fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Parent Common Stock to the Company Stockholders pursuant to the terms of this Agreement, the change of control of Parent, and the other actions contemplated by this Agreement, (iii) has approved the Parent Charter Amendment and the Reverse Split; (iv) has approved the Tellenger Sale pursuant to the Stock Purchase Agreement (“Stock Purchase Agreement”) in the form attached hereto as Exhibit B; and (v) has determined to recommend that the stockholders of Parent vote to approve the Parent Stockholder Approval Matters and such other actions as contemplated by this Agreement;

WHEREAS, the board of directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that its sole stockholder vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement;

WHEREAS, the board of directors of Company (i) has determined that the Merger is advisable and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and the agreements entered into in connection herewith (the “Transactions”) and has deemed this Agreement advisable and (iii) has determined to recommend that the Company Stockholders vote or consent to approve the Company Stockholder Matters; and

WHEREAS, as a condition to the willingness of and an inducement to each of Parent and Company to enter into this Agreement, prior to the Closing, each of the Voting Agreement Signatories of Company shall enter into a voting agreement in favor of Company, and each of the Voting Agreement Signatories of Parent shall enter into a voting agreement in favor of Parent, both such agreements being in forms mutually acceptable to Company and Parent.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I.

THE MERGER

Section 1.01    The Merger.  Subject to and upon the terms and conditions of this Agreement and the Delaware General Corporation Law (“Delaware Law”), Merger Sub will be merged with and into Company at the Effective Time.  From and after the Effective Time, the separate corporate existence of Merger Sub will cease, and Company will continue as the surviving corporation.  Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

Section 1.02    Closing; Effective Time.  Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Section 7.01 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VI of this Agreement, the consummation of the Merger (the “Closing”) will take place at the offices of Haynes and Boone, LLP, 30 Rockefeller Plaza, 26th Floor, New York, NY 10112, at 10:00 a.m. on a date to be specified by the Parties which will be no later than three Business Days after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as Parent and Company may mutually agree in writing.  The date on which the Closing actually takes place is referred to as the “Closing Date”.  On the Closing Date, the Parties will cause the Merger to be consummated by executing and filing a Certificate of Merger in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”), in a form mutually acceptable to Parent and Company, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of Delaware Law.  The Merger will become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as may be specified in such Certificate of Merger with the consent of Parent and Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

Section 1.03    Effect of the Merger.  At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company will vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Company will become the debts, liabilities, obligations and duties of the Surviving Corporation.

Section 1.04    Certificate of Incorporation; Bylaws; Reverse Split; Parent Name Change.  Unless otherwise determined by Parent and Company:

(a)    the certificate of incorporation of Company will be amended and restated at the Effective Time to (i) cause its name to be changed to Firefly Neurosciences 2023 Inc. and (ii) read in its entirety as subsequently agreed to as set forth in a form mutually acceptable to Parent and Company, and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such certificate of incorporation;

(b)    the bylaws of Company will be amended and restated to read in the form of the bylaws of Merger Sub, as in effect on the date hereof and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended as provided by Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws; and

(c)    immediately prior to the Effective Time, Parent will amend and restate its certificate of incorporation and take all other actions necessary to (i) cause its name to be changed to Firefly Neurosciences Inc., and (ii) effect the Reverse Split to the extent applicable.

Section 1.05    Directors and Officers of the Surviving Corporation and Parent.  Unless otherwise determined by Parent and Company, the parties will take all action such that:

(a)    unless otherwise determined by Company prior to the Effective Time, the directors of Company immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time until such time as their respective successors are duly elected or appointed;

(b)    unless otherwise determined by Company prior to the Effective Time, the officers of Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time until such time as their respective successors are duly elected or appointed; and

(c)    the directors and officers of Parent immediately following the Effective Time shall be elected and appointed in accordance with Section 5.11.

Section 1.06    Conversion of Company Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company, any stockholder of Company or any other Person:

(a)    Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to, and contingent upon the occurrence of, the Effective Time (excluding any shares to be canceled pursuant to Section 1.06(c)) will be converted into and represent the right to receive the Merger Consideration. “Merger Consideration” means (i) a number of shares of validly issued, fully paid and nonassessable shares of common stock of Parent, par value of $0.001 per share (the “Parent Common Stock”), equal to the Exchange Ratio, with any resulting fractional shares to be rounded to the nearest whole share.

(b)    Merger Sub Common Stock.  Each share of Merger Sub Common Stock then outstanding will be converted into one share of common stock of the Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any such shares will, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(c)    Cancellation.  Each share of Company Common Stock held in the treasury of Company and each share of Company Common Stock owned by Parent or by any direct or indirect wholly owned Subsidiary of Company or Parent immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and extinguished without any conversion thereof and without payment of any consideration therefor and cease to exist.

(d)    Company Options.  Each Company Option under the Company Option Plan that is outstanding and unexercised as of immediately prior to the Effective Time will be subject to Section 5.16.  Prior to the Closing Date, and subject to the review and approval of Parent, Company will take all actions necessary to effect the transactions contemplated by this Section 1.06(d) under applicable Legal Requirements and all such Company Options, including delivering all notices required thereby and, if required, entering into termination agreements with the holders of such Company Options.  In addition, promptly after the date of this Agreement, and in any event within ten (10) Business Days before the Effective Time, and subject to the review and approval of Parent, Company shall deliver notice to all holders of Company Options setting forth such holders’ rights pursuant to this Agreement.

(e)    Fractional Shares.  No fraction of a share of Parent Common Stock will be issued in connection with the Merger, and any fractional shares will be rounded to the nearest whole share.  Company Stockholders will not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Parent with respect to any such fraction of a share that would have otherwise been issued to such Company Stockholder.

(f)    Restrictions.  If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with Company or under which Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock, subject to Section 5.16,  will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the book-entry representing such shares of Parent Common Stock may accordingly be marked with appropriate legends.  Company will take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other Contract.

Section 1.07    Exchange of Certificates.

(a)    Exchange Agent.  On or prior to the Closing Date, Parent will select Parent’s transfer agent or another reputable bank or trust company reasonably acceptable to Company to act as exchange agent in connection with the Merger (the “Exchange Agent”).  As soon as practicable after the Effective Time, Parent will issue and cause to be deposited with the Exchange Agent non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.06(a).  The shares of Parent Common Stock so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)    Exchange Procedures.  As soon as reasonably practicable after the Effective Time, Parent will cause the Exchange Agent to mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions on which Parent and Company may mutually agree (and which will include a provision confirming that delivery of Company Stock Certificates will be effected, and risk of loss and title to Company Stock Certificates will pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.06(a).  Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other customary documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Stock Certificate will be entitled to receive in exchange therefor non-certificated shares of Parent Common Stock represented by book-entry (via DRS) equal to the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.06(a), and (B) the Company Stock Certificate so surrendered will be canceled.  Until surrendered as contemplated by this Section 1.07(b), each Company Stock Certificate held by a Company Stockholder will be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration.  If any Company Stock Certificate has been lost, stolen or destroyed, the Exchange Agent will require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c)    Distributions with Respect to Unexchanged Shares.  No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.07 (at which time such holder will be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

(d)    Transfers of Ownership.  If any shares of Parent Common Stock are to be issued in a name other than that in which the Company Stock Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Stock Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any Person designated by it any transfer or other Taxes required by reason of the issuance of the shares of Parent Common Stock in any name other than that of the registered holder of the Company Stock Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e)    Unclaimed Portion of the Exchange Fund.

(i)

Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the date on which the Merger becomes effective will be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.07 will thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

(ii)

Neither Parent nor the Surviving Corporation will be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

(f)    Withholding Rights.  Each of the Exchange Agent, Parent and the Surviving Corporation will be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as are required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign Tax law or under any other applicable Legal Requirement.  To the extent such amounts are so deducted or withheld and timely paid to the appropriate Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 1.08    Stock Transfer Books.  At the Effective Time:  (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time will automatically be canceled and retired and cease to exist, and all holders of Company Common Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of Company; and (b) the stock transfer books of Company will be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time.  No further transfer of any such shares of Company Common Stock will be made on such stock transfer books after the Effective Time.  If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate will be canceled and exchanged as provided in Section 1.06 and Section 1.07.

Section 1.09    No Further Rights.  The Merger Consideration delivered upon the surrender for exchange of Company Common Stock in accordance with the terms of this Agreement will be deemed to have been issued in full satisfaction of all rights pertaining to such shares.

Section 1.10    Tax Consequences.  For United States federal income Tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code.  The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) of the Treasury Regulations, and will report consistently with the foregoing, including by filing the statement required by Section 1.368-3(a) of the Treasury Regulation

Section 1.11    Additional Actions.  If, at any time after the Effective Time, any further action is necessary, desirable or proper to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the Surviving Corporation and its proper officers and directors or their designees are fully authorized (to the fullest extent allowed under applicable Legal Requirements) to execute and deliver, in the name and on behalf of either Company or Merger Sub, all deeds, bills of sale, assignments and assurances and do, in the name and on behalf of Company or Merger Sub, all other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the corresponding sections or subsections of the Company Disclosure Schedule, Company represents and warrants to Parent and Merger Sub as follows:

Section 2.01    Organization and Qualification; Charter Documents.

(a)    Section 2.01(a) of the Company Disclosure Schedule identifies each Subsidiary of Company and indicates its jurisdiction of organization.  Neither Company nor any of the Entities identified in Section 2.01(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Section 2.01(a) of the Company Disclosure Schedule.  None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. No Acquired Company is, or has otherwise been a party to, member of, or participant in, any partnership, joint venture or similar Entity.

(b)    Each of the Acquired Companies is a corporation, limited liability company or similar Entity duly organized, validly existing and, in jurisdictions that recognize the concept, in good standing under the laws of the jurisdiction of its incorporation, formation or other establishment, as applicable, and has all necessary corporate power and authority:  (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c)    Except as set forth in Section 2.01(c) of the Company Disclosure Schedule, each of the Acquired Companies (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d)    Company has made available to Parent accurate and complete copies of:  (1) the certificate of incorporation, bylaws and other charter and organizational documents of each Acquired Company, including all amendments thereto; (2) the stock records of each Acquired Company; and (3) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of each Acquired Company, the board of directors of each Acquired Company and all committees of the board of directors of each Acquired Company.  The books of account, stock records, minute books and other records of the Acquired Companies are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices.

Section 2.02    Capital Structure.

(a)    The authorized capital stock of Company consists of: (i) 2,470,000,000 shares of Company Common Stock, par value $0.00001 per share, of which 35,374,094 shares are issued and outstanding and which (A) 1,239,189 are issuable upon the exercise of options (the “Common Options”), (B) 4,440,355 are issuable pursuant to the Company Option Plan, (C) 6,048,476 are issuable upon the exercise of performance warrants (the “Performance Warrants”), (D) an amount of shares equal to $400,000 at the go-public price, estimated to be 287,451 based on a valuation of $75,000,000, are issuable upon the vesting of RSUs (the “Company RSUs”), and (E) 2,375,000 are issuable upon the exercise of series c warrants (the “Series C Warrants”); and (ii) 30,000,000 shares of preferred stock, 14,578,833 of which are designated Series B Preferred Stock and issued and outstanding (the “Series B Preferred Stock”) and 2,375,000 of which are designated Series C Preferred Stock and issued and outstanding (the “Series C Preferred Stock”). All outstanding shares of Company Common Stock, Series B Preferred Stock and Series C Preferred Stock (collectively the “Company Capital Stock”) are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities Legal Requirements. No shares of Company Capital Stock are held in Company’s treasury as of the date of this Agreement.

(b)    As of the date of this Agreement, no more than 12% of the Company Common Stock can be issued to employees, consultants and non-employee directors pursuant to the Company Option Plan, under which options were outstanding for an aggregate of 4,440,355 shares of Company Common Stock. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable.   Section 2.02(b) of the Company Disclosure Schedule lists each holder of Company Capital Stock and the number and type of shares of such stock held by such holder, each outstanding Company Option, Company RSUs, Series C Warrant, and Performance Warrant and for each (if applicable): (1) the name of the holder, (2) the number of shares subject thereto; (3) the exercise, the vesting schedule; and (4) whether the exercisability will be accelerated in any way by the transactions contemplated by this Agreement, indicating the extent of acceleration, if any.

(c)    Except as set forth on Section 2.02(c) of the Company Disclosure Schedule:  (i) none of the outstanding shares of Company Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Capital Stock are subject to any right of first refusal in favor of Company or any other Person for which a waiver of such right of first refusal has not been obtained; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Companies having a right to vote on any matters on which the Company Stockholders have a right to vote; and (iv) there is no Contract to which the Acquired Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Capital Stock.  Except as set forth on Section 2.02(c) of the Company Disclosure Schedule, none of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities.

Section 2.03    Authority; Non-Contravention; Approvals.

(a)    Company has the requisite corporate power and authority to enter into this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by Company in connection with the Transactions (the “Company Documents”) and, subject to the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions.  Except as set forth on Section 2.03(a) of the Company Disclosure Schedule, the execution and delivery of this Agreement by Company and the Company Documents, the performance by Company of its obligations hereunder and the consummation by Company of the Transactions have been duly authorized by all necessary corporate action on the part of Company, subject only to the Company Stockholder Approval and the filing and recordation of the Certificate of Merger pursuant to Delaware Law.  Except as set forth on Section 2.03(a) of the Company Disclosure Schedule, the affirmative vote of the holders of a majority of the issued and outstanding shares of all Company Common Stock (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of Company necessary to adopt this Agreement and approve the Merger and the other Transactions.  This Agreement has been, and the Company Documents will be at or prior to the Closing, duly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes, and the Company Documents when so executed and delivered will constitute, the valid and binding obligation of Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

(b)    The Company Board, by resolutions duly adopted by vote at a meeting of directors of Company duly called and held or by unanimous written Consent of the Company Board, and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement, the Company Documents and the Merger, and determined that this Agreement, the Company Documents and the Transactions, including the Merger, are fair to, and in the best interests of the Company Stockholders, and (ii) resolved to recommend that the Company Stockholders adopt this Agreement and the Company Documents and approve the Merger and all other Transactions and directed that such matters be submitted for consideration of the Company Stockholders at the Company Stockholders’ Meeting.

(c)    The execution and delivery of this Agreement or the Company Documents by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the certificate of incorporation or bylaws of Company or the equivalent organizational documents of any of its Subsidiaries, (ii) subject to obtaining the Company Stockholder Approval and compliance with the requirements set forth in Section 2.03(d) below, conflict with or violate any Legal Requirement applicable to any Acquired Company or by which any of their respective properties is bound or affected, except for any such conflicts or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, (iii) require an Acquired Company to make any filing with or give any notice to a Person, to obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or Encumbrance on any of the properties or assets of Company or any of its Subsidiaries pursuant to, any Company Contract (as defined below), except as would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the Merger or (iv) result in the creation of any Encumbrance (other than Permitted Liens) on any of the properties or assets of any Acquired Company, except as would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the Merger.

(d)    Except as set forth on Section 2.03(d) of the Company Disclosure Schedule, no material Consent, approval, Order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to Company in connection with the execution and delivery of this Agreement, the Company Documents or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filing of the S-4 Registration Statement and the Proxy Statement/Prospectus with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (iii) such Consents, Orders, registrations, declarations and filings as may be required under applicable federal and state securities laws and (iv) such Consents, orders, registrations, declarations, filings or approvals as may be required under the HSR Act or any other applicable Legal Requirements that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (“Foreign Antitrust Laws” and, together with the HSR Act, the “Antitrust Laws”), in any case that are applicable to the transactions contemplated by this Agreement.

Section 2.04    Anti-Takeover Statutes Not Applicable.  The Company Board has taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other Transactions.  The Company Board has taken all action necessary to render inapplicable to this Agreement and the Transactions any restrictions on business combinations under Delaware Law.

Section 2.05    Company Financial Statements; No Undisclosed Liabilities.

(a)    The audited consolidated financial statements (including any related notes thereto) representing the financial condition of Company as of December 31, 2021 and December 31, 2022 and the unaudited financial statements (including the notes thereto) representing the financial condition of Company as of September 30, 2023 (collectively, the “Company Financials”) (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), (ii) fairly presented the consolidated financial position of Company and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount, and (iii) are consistent with, and have been prepared from, the books and records of Company.  The balance sheet of Company as of September 30, 2023 is hereinafter referred to as the “Company Balance Sheet.” Notwithstanding the foregoing, unaudited financial statements are subject to normal recurring year-end adjustments (the effect of which will not, individual or in the aggregate, be material) and the absence of footnotes.

(b)    Each of Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that:  (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Company and each of its Subsidiaries maintains internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)    Since January 1, 2020 (the “Company Lookback Date”), there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Company, the Company Board or any committee thereof.  Since the Company Lookback Date, except as set forth on Section 2.05(c) of the Company Disclosure Schedule, neither Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Company, (ii) fraud, whether or not material, that involves Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Company, or (iii) any claim or allegation regarding any of the foregoing.

(d)    Except as disclosed in the Company Financials, neither Company nor any of its Subsidiaries has any liabilities, Indebtedness, obligation, expense, claim, deficiency, guaranty, or endorsement of any kind, whether accrued, absolute, contingent, matured, or unmatured (whether or not required to be reflected in the financial statements under GAAP) (each, a “Liability”), except Liabilities: (i) identified, reflected or reserved against in the Company Balance Sheet, (ii) incurred in connection with the Transactions, (iii) described on Section 2.05(d) of the Company Disclosure Schedule, (iv) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices, (v) set forth in any Company Contract or (vi) that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(e)    Section 2.05(e) of the Company Disclosure Schedule contains a complete and accurate list of all Indebtedness, accounts payable and other non-contingent Liabilities of Company and/or its Subsidiaries. Neither Company nor any of its Subsidiaries have any Indebtedness other than the Indebtedness set forth on Section 2.05(e) of the Company Disclosure Schedule.

Section 2.06    Absence Of Certain Changes Or Events.  Since December 31, 2022, through the date of this Agreement and other than with respect to the negotiation, execution and performance of this Agreement and the Company Documents, each of the Acquired Companies has conducted its business only in the ordinary course of business consistent with past practice, and there has not been:

(a)    any event that has had a Company Material Adverse Effect;

(b)    any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, applicable Law, or as disclosed in the Company Financials;

(c)    any revaluation of Company’s material assets; or

(d)    any other action, event or occurrence that would have required the Consent of Parent pursuant to Section 4.01 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement, except as set forth on Section 2.06(d) of the Company Disclosure Schedule.

Section 2.07    Taxes.

(a)    Except as set forth on Section 2.07(a) of the Company Disclosure Schedule, each income and other Tax Return that any Acquired Company was required to file under applicable Legal Requirements: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all respects.  All Taxes due and payable by Company or its Subsidiaries have been timely paid, except to the extent such amounts are being contested in good faith by an Acquired Company and are properly reserved for on the books or records of Company and its Subsidiaries.  No extension of time with respect to any date on which a Tax Return was required to be filed by an Acquired Company is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to an Acquired Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by an Acquired Company for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns).  There are no liens for Taxes on any asset of an Acquired Company other than liens for Taxes not yet due and payable, Taxes contested in good faith and reserved against in accordance with GAAP.  No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against Company or its Subsidiaries which has not been fully paid or adequately reserved or reflected in the Company Financials.

(b)    No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquired Company with any taxing authority or issued by any taxing authority to an Acquired Company.  There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquired Company that are, or if issued would be, binding on an Acquired Company.

(c)    No Acquired Company is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business).  No Acquired Company has ever been part of a consolidated group (other than a consolidated group in which an Acquired Company is the parent) or has any liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.

(d)    Except as set forth on Section 2.07(d) of the Company Disclosure Schedule, none of the Acquired Companies is a “controlled foreign corporation” within the meaning of Section 957 of the Code or “passive foreign investment company” within the meaning of Section 1297 of the Code.

(e)    No Acquired Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).  Company has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(f)    Each Acquired Company is not (and has not been for the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(g)    No Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(h)    [Reserved].

(i)    No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of obtaining an advance of a credit with respect to Taxes on or prior to the Closing Date that was not otherwise available on or prior to the Closing Date, including, but not limited to, the delay of payment of employment Taxes under Section 2302 of the CARES Act, the advance refunding of credits under Section 3606 of the CARES Act, and any delay in the payment of estimated Taxes.

Section 2.08    Intellectual Property.

(a)    Section 2.08(a) of the Company Disclosure Schedule sets forth a true and complete list of (i) all patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications and domain names included in the Company Intellectual Property (“Company IP Registrations”), and (ii) all other Company Intellectual Property material to Company and its Subsidiaries, taken as a whole.

(b)    Except as set forth on Section 2.08(b) of the Company Disclosure Schedule, Company or its Subsidiaries own or have the valid and enforceable right to use all Company Intellectual Property, free and clear of all Encumbrances. All of the Company Intellectual Property is, to the knowledge of Company, not invalid or unenforceable, and all Company Intellectual Property listed in Section 2.08(a) of the Company Disclosure Schedule that is applied for, issued, or registered is subsisting and in full force and effect. Company has taken all reasonable and necessary steps to maintain and enforce the Company Intellectual Property. The Company Intellectual Property has not been adjudged invalid or unenforceable in whole or in part.

(c)    Each current and former employee, officer, consultant and contractor of Company and of its Subsidiaries that develops or otherwise creates, or has developed or otherwise created, Intellectual Property for the Company or its Subsidiaries has executed a valid, written proprietary information and inventions agreement irrevocably assigning to the Company or its applicable Subsidiary any and all of such Person’s right, title and interest in and to any Intellectual Property that was created, developed, reduced to practice, contributed to, modified or improved by such Person within the scope of such Person’s employment or engagement with Company or its applicable Subsidiary and no such Person has made any material exclusion therefrom relating to the business of the Company and its Subsidiaries.

(d)    The conduct of Company’s and its Subsidiaries’ business as currently conducted, does not infringe, misappropriate or otherwise violate the Intellectual Property of any third-party, and (i) no action alleging any of the foregoing is pending or, to the knowledge of Company, threatened, and (ii) no Claim has been asserted or, to the knowledge of the Company, threatened, against Company or its Subsidiaries alleging any of the foregoing in the past three (3) years. To the knowledge of Company, no Person is engaging in any activity that infringes, misappropriates or otherwise violates Company’s or its Subsidiaries’ right, title and interest in and to Company Intellectual Property.

(e)    No Company Intellectual Property necessary to the operation of the business as currently conducted or as proposed to be conducted is subject to any outstanding decree, order, injunction, judgment or ruling of any Governmental Body restricting the use of such Intellectual Property or that would impair the validity or enforceability of such Intellectual Property.

Section 2.09    Compliance with Legal Requirements.

(a)    Except as set forth on Section 2.09(a) of the Company Disclosure Schedule, Company and its Subsidiaries are not and have not been at any time in violation of (i) any Legal Requirement, or Order, judgment or decree applicable to Company or any of its Subsidiaries or by which Company or any of its Subsidiaries are bound or affected, or (ii) any Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any immaterial conflicts, defaults or violations.  No investigation or review by any Governmental Body is pending or, to the knowledge of Company, threatened against any Acquired Company or any product of Company, nor has any Governmental Body indicated to an Acquired Company or its parent in writing an intention to conduct the same.

(b)    Company and its Subsidiaries hold all permits, licenses, registrations, authorizations, variances, exemptions, Orders and approvals from Governmental Bodies which are material to the operation of the business of Company and its Subsidiaries taken as a whole (collectively, the “Company Permits”).  Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.  No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Company, threatened, which seeks to revoke or limit any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Company immediately prior to the Effective Time.

(c)    None of the Acquired Companies, and to the knowledge of Company, no Representative of any of the Acquired Companies on their behalf with respect to any matter relating to any of the Acquired Companies, has:  (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or (iii) made any other unlawful payment.

(d)    No product of the Acquired Companies has at any time been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise).

(e)    Each of the Acquired Companies (i) is, and since January 1, 2020, has been, in compliance with (A) all written policies of Company and each of its Subsidiaries pertaining to the logical and physical security of electronic data stored or used by the Acquired Companies (the “Company Privacy Policy”), (B) all applicable laws pertaining to privacy, data protection, user data or Company Personal Information; (C) the requirements of any industry standard or self-regulatory organization by which Company or any of its Subsidiaries is bound; and (D) contractual commitments by which Company or any of its Subsidiaries is bound and (ii) has implemented and maintained commercially reasonable and appropriate administrative, technical, organizational and physical safeguards to protect such Company Personal Information against unauthorized access and use. There has been no loss, damage or unauthorized access, disclosure, use or breach of security of Company Personal Information maintained by or on behalf of Company or any of its Subsidiaries, except in each case as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect. No Person (including any Governmental Body) has made any written claim or commenced any action with respect to unauthorized access, disclosure or use of Company Personal Information maintained by or on behalf of any of Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. None of (1) the execution, delivery, or performance of this Agreement or (2) the consummation of any of the transactions contemplated by this Agreement, including the Merger, will violate any Company Privacy Policy or any law pertaining to privacy, data protection user data or Company Personal Information. “Company Personal Information” means all data or information controlled, owned, stored, used or processed by Company or any of its Subsidiaries regarding or capable of being associated with an individual person or device, including, but not limited to, (a) information that identifies, could be used to identify or is otherwise identifiable with an individual or a device or household, including name, physical address, telephone number, email address, financial information, financial account number or government-issued identifier, medical, health, or insurance information, gender, date of birth, educational or employment information, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), (b) information or data bearing on an individual person’s credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics or mode of living, (c) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed), whether or not such information is directly associated with an identifiable individual, and (d) internet protocol addresses, device identifiers or other persistent identifiers. Company Personal Information also includes any information maintained in association with the foregoing information. Company Personal Information may relate to any individual, including a current, prospective or former customer or employee, and includes information in any form, including paper, electronic and other forms.

(f)    There has been no (i) material security incident, breach, or successful ransomware, denial of access attack, denial of service attack, hacking, or similar event with respect to any Company IT Asset, nor (ii) any material unauthorized, accidental, or unlawful access to, or destruction, loss, alteration disclosure, or other Processing of, Company Data (each, in the case of (i) and (ii), a “Company Security Incident”). None of the Acquired Companies, nor, to the knowledge of Company, all vendors, partners or other third parties that Process Company Personal Information on behalf of, or that otherwise share Company Personal Information with, the Acquired Companies (in the case of such vendors, partners, and other third parties, relating to the Acquired Companies) (“Company Data Partners”) has made, or been required to make, any disclosure or notification to any Person under any Company Privacy Obligation in connection with any Company Security Incident. None of the Acquired Companies has received any notification from any Governmental Body or other Person of any material Action relating to the data privacy, data security, data protection, or the Processing of Company Data, or alleging any violation of any Company Privacy Obligation. To the knowledge of Company, there has never been any audit, investigation or enforcement action (including any fines or other sanctions) by any Governmental Body or other Person relating to any Company Security Incident or violation of any Company Privacy Obligation

Section 2.10    Legal Proceedings; Orders.

(a)    Except as set forth in Section 2.10(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding, and no Person has, to the knowledge of Company, threatened in writing to commence any Legal Proceeding:  (i) that involves any of the Acquired Companies, any business of any of the Acquired Companies or any of the assets owned, leased or used by any of the Acquired Companies or any present or former officer, director or employee of the Acquired Companies in such individual’s capacity as such; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Transactions or (iii) that involves any product of the Acquired Companies.  Except as set forth in Section 2.10(a) of the Company Disclosure Schedule, no Legal Proceeding has had or, if adversely determined, would reasonably be expected to have or result in a Company Material Adverse Effect. To the knowledge of Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for the commencement of any Legal Proceeding of the type described in clause (i) or clause (ii) of the first sentence of this Section 2.10(a).

(b)    There is no Order to which any of the Acquired Companies, or the assets owned or used by any of the Acquired Companies (including, without limitation, any product of the Acquired Companies), is subject.  To the knowledge of Company, no officer or other key employee of any of the Acquired Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Companies.

Section 2.11    Brokers’ And Finders’ Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Transactions based upon arrangements made by or on behalf of any of the Acquired Companies.

Section 2.12    Employee Benefit Plans.

(a)    Section 2.12(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each material Employee Benefit Plan that is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by any Acquired Company or any ERISA Affiliate of any Acquired Company (collectively, the “Company Employee Plans”). Neither Company nor, to the knowledge of Company, any other Person or Entity, has made any commitment to modify, change or terminate any Company Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements. With respect to each material Company Employee Plan, Company has made available to Parent, accurate and complete copies of the following documents: (i) the plan document and any related trust agreement, including amendments thereto; (ii) any current summary plan descriptions and other material communications to participants relating to the plan; (iii) each plan trust, insurance, annuity or other funding contract or service provider agreement related thereto; (iv) the most recent plan financial statements and actuarial or other valuation reports prepared with respect thereto, if any; (v) the most recent IRS determination or opinion letter, if any; (vi) copies of the most recent plan year nondiscrimination and coverage testing results for each plan subject to such testing requirements; and (vii) the most recent annual reports (Form 5500) and all schedules attached thereto for each Company Employee Plan that is subject to ERISA and Code reporting requirements.

(b)    Each Company Employee Plan is being, and has been, administered in accordance with its terms and in compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code), in all material respects. No Acquired Company is in material default or material violation of, and have no knowledge of any material defaults or material violations by any other party to, any of the Company Employee Plans.  All contributions required to be made by any Acquired Company or any ERISA Affiliate of any Acquired Company to any Company Employee Plan have been timely paid or accrued on the most recent Company Financials, if required under GAAP.  Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter or opinion letter as to its qualified status under the Code, and to the knowledge of Company, no event has occurred and no condition exists with respect to the form or operation of such Company Employee Plan that would cause the loss of such qualification.

(c)    No Company Employee Plan provides retiree medical or other retiree welfare benefits to any person, except as required by COBRA. No suit, administrative proceeding or action is currently pending, or to the knowledge of Company, is threatened against or with respect to any such Company Employee Plan, including any currently pending audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans).

(d)    Except as set forth on Section 2.12(d) of the Company Disclosure Schedule, no Acquired Company nor any ERISA Affiliate of any Acquired Company has, during the past six (6) years from the date hereof, maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code.  No Acquired Company nor any ERISA Affiliate of any Acquired Company has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e)    The Merger will not (i) entitle any current or former employee or other service provider of any Acquired Company or any ERISA Affiliate of any Acquired Company to severance benefits or any other payment (including unemployment, compensation, golden parachute, bonus or benefits under any Company Employee Plan); (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Company Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Company Employee Plans. No benefit payable or that may become payable by any Acquired Company pursuant to any Company Employee Plan in connection with the Transactions will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code.

Section 2.13    Title to Assets; Real Property.

(a)    The Acquired Companies own, and have good, valid and marketable title to, or, in the case of leased assets, valid leasehold interests in or other rights to use, all tangible assets purported to be owned or leased by them, in each case, that are material to the Acquired Companies taken as a whole.  All of said assets are owned, or in the case of leased assets, leased by the Acquired Companies, in each case, free and clear of any Encumbrances, except for Permitted Liens. Each of the Acquired Companies has complied with the terms of all leases to real and personal property to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Acquired Companies enjoy peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect

(b)    Section 2.13(b) of the Company Disclosure Schedule sets forth a true and complete list of (i) all real property owned by the Acquired Companies and (ii) all real property leased for the benefit of the Acquired Companies

(c)    All material items of equipment and other tangible assets owned by or leased to the Acquired Companies are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of the Acquired Companies in the manner in which such businesses are currently being conducted immediately prior to the Effective Time.  The Acquired Companies do not own and have never owned any real property or any interest in real property.  Section 2.13(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property leases to which Company is a party.

(d)    Nothing in this Section 2.13 relates to Intellectual Property, which is covered with respect to the Acquired Companies solely by Section 2.08.

Section 2.14    Environmental Matters.

(a)    No substance that has been designated by any Governmental Body or by applicable federal, state or local Legal Requirement, to be radioactive, toxic, hazardous or otherwise a danger to health (through exposure in the environment) or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (a “Hazardous Material”), has been released, as a result of the deliberate actions of Company or any of its Subsidiaries, or, to Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Company or any of its Subsidiaries currently owns, operates, occupies or leases, in such quantities as would cause a Company Material Adverse Effect.

(b)    Neither Company nor any of its Subsidiaries has, since the Company Lookback Date, transported, stored, used, manufactured, disposed of, or released Hazardous Materials (collectively, “Hazardous Material Activities”) in material violation of any Legal Requirement in effect on or before the date hereof.

(c)    Company and its Subsidiaries currently hold all environmental approvals, permits, licenses, clearances and Consents (the “Company Environmental Permits”) necessary for the conduct of Company’s and its Subsidiaries’ Hazardous Material Activities and other businesses of Company and its Subsidiaries as such activities and businesses are currently being conducted.

(d)    No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Company, threatened concerning any Company Environmental Permit, Hazardous Material or any Hazardous Material Activity of Company or any of its Subsidiaries.

Section 2.15    Labor Matters.

(a)    To Company’s knowledge, no key employee or group of employees has threatened to terminate employment with Company or has plans to terminate such employment.

(b)    Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(c)    Neither Company nor any of its Subsidiaries is a party to any written or oral:  (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other Transactions; (ii) agreement with any current or former employee of Company providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $100,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.

Section 2.16    Company Contracts.

(a)    Except for Excluded Contracts or as set forth in Section 2.16(a) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to or is bound by:

(i)

any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or Contract between:  (i) any of the Acquired Companies; and (ii) any active, retired or former employees, directors or consultants of any Acquired Company, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements, or, in the case of consulting agreements, following the notice period required in the Contract) without any obligation on the part of any Acquired Company to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by any Acquired Company under applicable foreign Legal Requirements;

(ii)	any Contracts identified or required to be identified in Section 2.13(b) of the Company Disclosure Schedule;

(iii)	any Contract with any distributor, reseller or sales representative with an annual value in excess of $100,000;

(iv)

any Contract with any manufacturer, vendor, or other Person for the supply of materials or performance of services by such third party to Company in relation to the manufacture of Company’s products or product candidates with an annual value in excess of $100,000;

(v)

any agreement or plan providing equity benefits to current or former employees of an Acquired Company, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Transactions;

(vi)

any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between Company or any of its Subsidiaries and any of its officers or directors;

(vii)

any Contract imposing, by its express terms, any material restriction on the right or ability of any Acquired Company:  (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; or (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person;

(viii)

any Contract relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise, other than Contracts in which the applicable disposition or acquisition has been consummated and there are no material ongoing obligations;

(ix)	any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000;

(x)	any joint marketing or development agreement;

(xi)

any commercial Contract that would reasonably be expected to have a material effect on the ability of Company to perform any of its material obligations under this Agreement, or to consummate any of the transactions contemplated by this Agreement, that is not set forth on Section 2.03 of the Company Disclosure Schedule;

(xii)

any Contract that provides for:  (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquired Company for which a waiver of such right has not been obtained; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquired Company;

(xiii)

any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $250,000 or more in the aggregate, or contemplates or involves the performance of services having a value in excess of $250,000 in the aggregate, in each case, following the date of this Agreement, other than any arrangement or agreement expressly contemplated or provided for under this Agreement; or

(xiv)

any Contract that does not allow Company or any of its Subsidiaries to terminate the Contract for convenience with not more than sixty (60) days prior notice to the other party and without the payment of any rebate, chargeback, penalty or other amount to such third party in connection with any such termination in an amount or having a value in excess of $250,000 in the aggregate.

(b)    Company has made available to Parent an accurate and complete copy of each Contract listed or required to be listed in Section 2.16 of the Company Disclosure Schedule (any such Contract, a “Company Contract”).  Neither Company nor any of its Subsidiaries, nor to Company’s knowledge, any other party to a Company Contract, has, since the Company Lookback Date, breached or violated in any material respect or materially defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Company Contracts.  Except as set forth on Section 2.16(b) of the Company Disclosure Schedule to the knowledge of Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to:  (i) result in a violation or breach in any material respect of any of the provisions of any Company Contract; (ii) give any Person the right to declare a default in any material respect under any Company Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Company Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Contract; or (v) give any Person the right to cancel, terminate or modify any Company Contract.  Each Company Contract is in full force and effect and is the legal, valid and binding obligation of Company and its Subsidiaries and, to the knowledge of Company, of the other parties thereto, enforceable against Company and its Subsidiaries and, to the knowledge of Company, such other parties in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

Section 2.17    Books And Records.  The minute books of the Acquired Companies made available to Parent or counsel for Parent are the only minute books of the Acquired Companies and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written Consent since the time of incorporation of Company or such Subsidiaries, as the case may be.  The books and records of Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Company and have been maintained in accordance with good business and bookkeeping practices.

Section 2.18    Insurance.

(a)    Company or its Subsidiaries maintain all policies of fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements and other forms of insurance (the “Company Insurance Policies”) in such amounts, with such deductibles and against such risks and losses that are reasonably adequate for the operation of Company’s and its Subsidiaries’ businesses in all material respects.  The Company Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquired Companies would, in accordance with good business practice, customarily insure.  All premiums due and payable under such Company Insurance Policies have been paid on a timely basis and each Acquired Company is in compliance in all material respects with all other terms thereof.  True, complete and correct copies of such Company Insurance Policies, or summaries of all terms material thereof, have been made available to Parent.

(b)    There are no material claims pending under any Company Insurance Policies as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and no Acquired Company has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has any Acquired Company received written notice from any insurance carrier that:  (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

Section 2.19    [Reserved]

Section 2.20    Interested Party Transactions.  Except as set forth on Section 2.20 of the Company Disclosure Schedule, no event has occurred during the past three years that would be required to be reported by Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if Company were required to report such information in periodic reports pursuant to the Exchange Act.

Section 2.21    Solvency. Immediately after giving effect to the Transactions, Company and its Subsidiaries will be Solvent.  No transfer of property is being made, and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Company or any of its Subsidiaries.

Section 2.22    Disclaimer of Other Representations and Warranties. Except for the representations and warranties as previously set forth in this Article II (as modified by the applicable part of Company Disclosure Schedule), Company makes no representation or warranty, express or implied, at law or in equity, with respect to any of its assets, Liabilities, or operations, and any such other representations and warranties are hereby expressly disclaimed and specifically that Company makes no representation or warranty with respect to respect to anything provided or made available to Acquiring Companies or their respective Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as set forth in the corresponding sections or subsections of the Parent Disclosure Schedule or (b) as disclosed in the Parent SEC Documents filed with the SEC from and after January 1, 2020 but prior to the date hereof (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof, and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in Parent SEC Documents (x) shall not be deemed disclosed for the purposes of Section 3.01, Section 3.02 or Section 3.03, and (y) shall be deemed to be disclosed in a section of the Parent Disclosure Schedule only to the extent that it is readily apparent from a reading of such Parent SEC Document that it is applicable to such section of the Parent Disclosure Schedule, Parent and Merger Sub represent and warrant to Company as follows:

Section 3.01    Organization and Qualification.

(a)    Section 3.01(a) of the Parent Disclosure Schedule identifies each Subsidiary of Parent and indicates its jurisdiction of organization.  Neither Parent nor any of the Entities identified in Section 3.01(a) of the Parent Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Section 3.01(a) of the Parent Disclosure Schedule. No Acquiring Company is, or has otherwise been, a party to, member of or participant in any partnership, joint venture or similar Entity. None of the Acquiring Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b)    Each of the Acquiring Companies is a corporation, limited liability company, or similar Entity duly organized, validly existing and, in jurisdictions that recognize the concept, in good standing under the laws of the jurisdiction of its incorporation, formation or other establishment, as applicable, and has all necessary corporate power and authority:  (i) to conduct their businesses in the manner in which their businesses are currently being conducted; (ii) to own and use their assets in the manner in which their assets are currently owned and used; and (iii) to perform their obligations under all Contracts by which they are bound.

(c)    Each of the Acquiring Companies (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except as would not have and would not reasonably be expected to have or result in a Parent Material Adverse Effect.

(d)    The copies of the certificate of incorporation and bylaws of Parent which are incorporated by reference as exhibits to Parent’s Annual Report on Form 10-K for the year ended December 31, 2022 are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement. Parent has made available accurate and complete copies of the articles of incorporate, bylaws, and other charter and organizational documents of each of its direct and indirect Subsidiaries.

Section 3.02    Capital Structure.

(a)    The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock, $0.001 par value, of which 2,013,180 shares are issued and outstanding and none of which are issuable upon the vesting of RSUs, as of the close of business on the day prior to the date hereof and 10,000,000 shares of preferred stock, $.001 par value (“Parent Preferred Stock”), of which no shares are issued and outstanding as of the close of business on the day prior to the date hereof.  167,306 shares of common stock are held in Parent’s treasury.  All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities Legal Requirements.

(b)    As of the date of this Agreement, Parent has reserved an aggregate of 560,300 shares of Parent Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Parent Stock Option Plans, under which 390,000 options are outstanding. 205,802 shares of Parent Common Stock, net of exercises, were reserved for issuance to holders of warrants to purchase Parent Common Stock upon their exercise.  All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Section 3.02(b) of the Parent Disclosure Schedule lists each outstanding option to purchase shares of Parent Common Stock (a “Parent Option”), and the name of the holder thereof, the number of shares subject thereto, the exercise price thereof, the vesting schedule and post-termination exercise period thereof and whether the exercisability of such Parent Option will be accelerated in any way by the Transactions, indicating the extent of acceleration, if any. In addition, Section 3.02(b) of the Parent Disclosure Schedule lists each outstanding warrant to purchase shares of Parent Common Stock, and the name of the holder thereof, the number of shares subject thereto, the exercise price thereof, the terms of exercise thereof, the exercise date thereof, and whether the exercisability of such warrant will be accelerated in any way by the Transactions, indicating the extent of acceleration, if any.

(c)    The shares of Parent Common Stock issuable as Merger Consideration, upon issuance on the terms and conditions contemplated in this Agreement, will be, as of the date of such issuance, duly authorized, validly issued, fully paid and non-assessable.

(d)    Except as set forth in Section 3.02(d) of the Parent Disclosure Schedule:  (i) none of the outstanding shares of Parent Common Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Parent Common Stock are subject to any right of first refusal in favor of Parent or any other Person for which a waiver of such right of first refusal has not been obtained; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquiring Companies having a right to vote on any matters on which the stockholders of Parent have a right to vote; and (iv) there is no Contract to which the Acquiring Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock.  None of the Acquiring Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

Section 3.03    Authority; Non-Contravention; Approvals.

(a)    Parent has the requisite corporate power and authority to enter into this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by Acquiring Companies in connection with the Transactions (the “Parent Documents”) and, subject to Parent Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery by Parent of this Agreement and the Parent Documents, the performance by Parent of its obligations hereunder and the consummation by Parent of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to Parent Stockholder Approval, to adoption of this Agreement by Parent as sole stockholder of Merger Sub immediately following the execution hereof, the filing and recordation of a certificate of amendment reflecting the matters contemplated pursuant to Section 1.04(c) (the “Parent Charter Amendment”) and the filing and recordation of the Certificate of Merger pursuant to Delaware Law.  The affirmative vote of the holders of a majority in voting power of the shares of Parent Common Stock outstanding on the applicable record date (“Parent Stockholder Approval”) is the only vote of the holders of any class or series of Parent Common Stock necessary to adopt or approve the Tellenger Sale and Parent Charter Amendment.  This Agreement has been, and the Parent Documents will be at or prior to the Closing, duly executed and delivered by Parent and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery of this Agreement by Company, this Agreement constitutes, and the Parent Documents when so executed and delivered will constitute, the valid and binding obligation of Parent and Merger Sub, as applicable, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

(b)    The Parent Board, by resolutions duly adopted by a vote at a meeting of all directors of Parent duly called and held, or by unanimous written Consent of the Parent Board,  and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement, the Parent Documents and the Merger, and determined that this Agreement, the Parent Documents and the Transactions, including the Merger, are fair to, and in the best interests of Parent’s stockholders, and (ii) resolved to recommend that Parent’s stockholders approve the Parent Stockholder Approval Matters and directed that such matters be submitted for consideration of the stockholders of Parent at the Parent Stockholders’ Meeting.  The board of directors of Merger Sub has approved and declared advisable this Agreement and the Merger and submitted this Agreement to Parent, as its sole stockholder for adoption thereby.  Immediately following the execution of this Agreement, Parent in its capacity as the sole stockholder of Merger Sub, shall execute a written Consent adopting this Agreement and the relevant Parent Documents.

(c)    The execution and delivery of this Agreement and the Parent Documents by Parent and Merger Sub, as applicable, does not, and the performance of this Agreement and the Parent Documents by Parent or Merger Sub, as applicable, will not, (i) conflict with or violate the certificate of incorporation or bylaws of any Acquiring Company, (ii) subject to obtaining Parent Stockholder Approval and compliance with the requirements set forth in Section 3.03(d) below, conflict with or violate any Legal Requirement, Order, judgment or decree applicable to any Acquiring Company or by which their respective properties are bound or affected, except for any such conflicts or violations that would not have a Parent Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, (iii) require an Acquiring Company to make any filing with or give any notice to or obtain any Consent from a Person pursuant to any Parent Contract, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or Encumbrance on any of the properties or assets of Parent pursuant to, any Parent Contract or (iv) result in the creation of any Encumbrance (other than Permitted Liens) on any of the properties or assets of any Acquiring Company, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially delay the Merger.

(d)    No Consent, approval, Order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to Parent in connection with the execution and delivery of this Agreement, the Parent Documents or the consummation of the Transactions, except for (i) the filing with the SEC of any outstanding periodic reports due under the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the S-4 Registration Statement and the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act, (iv) the filing of Current Reports on Form 8-K with the SEC within four Business Days after the execution of this Agreement and the Closing Date, (v) the filing of the Parent Charter Amendment with the Secretary of State of the State of Delaware in accordance with Section 5.15, (vi) such Consents, Orders, registrations, declarations, filings or approvals as may be required under applicable federal or state securities or “blue sky” laws or the rules and regulations of Nasdaq or other applicable national securities exchange or over-the-counter market and (vii) such Consents as may be required under the Antitrust Laws, in any case that are applicable to the transactions contemplated by this Agreement.

Section 3.04    Anti-Takeover Statutes Not Applicable.  The Parent Board and the board of directors of Merger Sub have taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other Transactions.  The Parent Board and the board of directors of Merger Sub have taken all action necessary to render inapplicable to this Agreement and the Transactions any restrictions on business combinations under Delaware Law.

Section 3.05    SEC Filings; Parent Financial Statements; No Undisclosed Liabilities.

(a)    Parent has made available to Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with or furnished by Parent to the SEC since January 1, 2020 (such date, the “Parent Lookback Date,” and such documents, the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov (the “SEC Website”).   Since May 1, 2022, all Parent SEC Documents have been timely filed and, as of the time a Parent SEC Document was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing):  (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (as the case may be) and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Each of the certifications and statements relating to the Parent SEC Documents required by:  (1) the SEC’s Order dated June 27, 2002 pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460); (2) Rule 13a-14 or 15d-14 under the Exchange Act; or (3) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) is accurate and complete (the “Certifications”), and complied as to form and content with all applicable Legal Requirements in effect at the time such Parent Certification was filed with or furnished to the SEC.  As used in this Section 3.05(a), the term “file” and variations thereof will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)    Except as set forth in Section 3.05(b) of the Parent Disclosure Schedule, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from the Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on the Nasdaq. As of the date of this Agreement, Parent has no outstanding or unresolved SEC comments. As of the date of this Agreement, Except as set forth in Section 3.05(b) of the Parent Disclosure Schedule, Parent is in compliance in all material respects with the applicable listing and governance rules and regulations of the Nasdaq.

(c)    Since the Parent Lookback Date, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(d)    Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act that are effective as of the date of this Agreement.

(e)    Parent and its Subsidiaries maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files, submits or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

(f)    The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents (the “Parent Financials”):  (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; (iii) fairly present the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows of Parent for the periods covered thereby.  Parent has not effected any securitization transactions or “off-balance sheet arrangements”(as defined in Item 303(c) of SEC Regulation S-K).  Parent is not a party to any off-balance sheet partnerships, joint ventures, or similar arrangements. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent Financials in accordance with GAAP.

(g)    Except as disclosed in the Parent Financials, neither Parent nor any of its Subsidiaries has any Liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, except Liabilities (i) identified in the Parent Financials, (ii) incurred in connection with the Transactions, (iii) disclosed in Section 3.05(g) of the Parent Disclosure Schedule, (iv) set forth in any Parent Contract, or (v) incurred since the date of the Parent Unaudited Interim Balance Sheet  in the ordinary course of business consistent with past practices.

Section 3.06    Absence Of Certain Changes Or Events.  Since the date of the most recent periodic report on Form 10-Q filed by Parent with the SEC through the date of this Agreement, each of the Acquiring Companies has conducted its business in the ordinary course of business, and, except as set forth in Section 3.06 of the Parent Disclosure Schedule:

(a)    there has not been any event that has had a Parent Material Adverse Effect;

(b)    no Acquiring Company has entered into or amended any material terms of any Contract, in each case providing for new obligations in excess of $10,000;

(c)    there has not been any revaluation of any Acquiring Company’s material assets;

(d)    no Acquiring Company has incurred any Indebtedness; or

(e)    there has not been any other action, event or occurrence that would have required the Consent of Company pursuant to Section 4.02 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

Section 3.07    Taxes.

(a)    Each of the income and other Tax Returns that any Acquiring Company was required to file under applicable Legal Requirements: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects.  All Taxes due and payable by Parent or its Subsidiaries have been timely paid, except to the extent such amounts are being contested in good faith by Parent or are properly reserved for on the books or records of Parent and its Subsidiaries. No extension of time with respect to any date on which a Tax Return was required to be filed by an Acquiring Company is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to an Acquiring Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by an Acquiring Company in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns).  There are no liens for Taxes on any asset of an Acquiring Company other than liens for Taxes not yet due and payable, Taxes contested in good faith or that are otherwise not material and reserved against in accordance with GAAP.  No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against Parent or its Subsidiaries which has not been fully paid or adequately reserved or reflected in the SEC Documents.

(b)    No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquiring Company with any taxing authority or issued by any taxing authority to an Acquiring Company.  There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquiring Company that are, or if issued would be, binding on any Acquiring Company.

(c)    No Acquiring Company is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business).  No Acquiring Company has any liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.

(d)    None of the Acquiring Companies is a “controlled foreign corporation” within the meaning of Section 957 of the Code or “passive foreign investment company” within the meaning of Section 1297 of the Code.

(e)    No Acquiring Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).  Parent has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(f)    No Acquiring Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(g)    No Acquiring Company has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under Section 368 of the Code.  No Acquiring Company is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

Section 3.08    Intellectual Property. To the knowledge of Parent, Parent and its Subsidiaries own, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade dress, trade secrets, know-how, software, inventions, Copyrights, licenses and other intellectual property rights that are necessary or required for, or used in connection with their respective businesses as presently conducted (collectively, the “Parent Owned IP Rights”). Neither Parent nor any of its Subsidiaries has received in the past three (3) years any written notice of a claim or otherwise has any knowledge of any claim that any Parent Owned IP Right, or that the manufacture, sale, offer for sale, development, use or importation of any product, product candidate or service by or on behalf of Parent or its Subsidiaries, violates, misappropriates or infringes upon rights of any Person, except as would not have or reasonably be expected to have a Parent Material Adverse Effect.

Section 3.09    Compliance with Legal Requirements.

(a)    Parent and its Subsidiaries are not and have not been at any time in violation of (i) any Legal Requirement, Order, judgment or decree applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries are bound or affected, or (ii) any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any immaterial conflicts, defaults or violations.  No investigation or review by any Governmental Body is pending or, to the knowledge of Parent, threatened against Parent or its Subsidiaries or any product of Parent, nor has any Governmental Body indicated to an Acquiring Company or its parent in writing an intention to conduct the same.

(b)    Parent and its Subsidiaries hold all permits, licenses, registrations, authorizations, variances, exemptions, Orders and approvals from Governmental Bodies which are necessary to the operation of the business of Parent and its Subsidiaries taken as a whole (collectively, the “Parent Permits”).  Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent Permits.  No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Parent, threatened, which seeks to revoke or limit any Parent Permit. The rights and benefits of each Parent Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Parent immediately prior to the Effective Time.  Parent has made available to Company all Parent Permits.

(c)    None of the Acquiring Companies, and to the knowledge of Parent, no Representative of any of the Acquiring Companies on their behalf with respect to any matter relating to any of the Acquiring Companies, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or (iii) made any other unlawful payment.

(d)    Since January 1, 2020, no product of the Acquiring Companies has at any time been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise).

(e)    Each of the Acquiring Companies (i) is, and since January 1, 2020, has been, in compliance in all material respects with (A) all written policies of Parent and each of its Subsidiaries pertaining to the logical and physical security of electronic data stored or used by the Acquiring Companies (the “Parent Privacy Policy”), (B) all applicable laws pertaining to privacy, data protection, user data or Parent Personal Information; (C) the requirements of any industry standard or self-regulatory organization by which Parent or any of its Subsidiaries is bound; and (D) contractual commitments by which Parent or any of its Subsidiaries is bound and (ii) has implemented and maintained commercially reasonable and appropriate administrative, technical, organizational and physical safeguards to protect such Parent Personal Information against unauthorized access and use. There has been no loss, damage or unauthorized access, disclosure, use or breach of security of Parent Personal Information maintained by or on behalf of Parent or any of its Subsidiaries, except in each case as would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. No Person (including any Governmental Body) has made any written claim or commenced any action with respect to unauthorized access, disclosure or use of Parent Personal Information maintained by or on behalf of any of Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. None of (1) the execution, delivery, or performance of this Agreement or (2) the consummation of any of the transactions contemplated by this Agreement, including the Merger, will violate any Parent Privacy Policy or any law pertaining to privacy, data protection user data or Parent Personal Information. “Parent Personal Information” means all data or information controlled, owned, stored, used or processed by Parent or any of its Subsidiaries regarding or capable of being associated with an individual person or device, including, but not limited to, (a) information that identifies, could be used to identify or is otherwise identifiable with an individual or a device or household, including name, physical address, telephone number, email address, financial information, financial account number or government-issued identifier, medical, health, or insurance information, gender, date of birth, educational or employment information, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), (b) information or data bearing on an individual person’s credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics or mode of living, (c) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed), whether or not such information is directly associated with an identifiable individual, and (d) internet protocol addresses, device identifiers or other persistent identifiers. Parent Personal Information also includes any information maintained in association with the foregoing information. Parent Personal Information may relate to any individual, including a current, prospective or former customer or employee, and includes information in any form, including paper, electronic and other forms.

(f)    Since January 1, 2020, there has been no (i) material security incident, breach, or successful ransomware, denial of access attack, denial of service attack, hacking, or similar event with respect to any Parent IT Asset, nor (ii) any material unauthorized, accidental, or unlawful access to, or destruction, loss, alteration disclosure, or other Processing of, Parent Data (each, in the case of (i) and (ii), a “Parent Security Incident”). None of the Acquiring Companies, nor, to the knowledge of Parent, all vendors, partners or other third parties that Process Parent Personal Information on behalf of, or that otherwise share Parent Personal Information with, the Acquiring Companies (in the case of such vendors, partners, and other third parties, relating to the Acquiring Companies) (“Parent Data Partners”), or been required to make, any disclosure or notification to any Person under any Parent Privacy Obligation in connection with any Parent Security Incident. None of the Acquiring Companies has received any notification from any Governmental Body or other Person of any material Action relating to the data privacy, data security, data protection, or the Processing of Parent Data, or alleging any violation of any Parent Privacy Obligation. To the knowledge of Parent, there has never been any audit, investigation or enforcement action (including any fines or other sanctions) by any Governmental Body or other Person relating to any Parent Security Incident or violation of any Parent Privacy Obligation

Section 3.10    Legal Proceedings; Orders.

(a)    There is no pending Legal Proceeding, and no Person has, to the knowledge of Parent, threatened in writing to commence any Legal Proceeding:  (i) that involves any of the Acquiring Companies, any business of any of the Acquiring Companies or any of the assets owned, leased or used by any of the Acquiring Companies or to the knowledge of Parent any present or former officer, director or employee of the Acquiring Companies in such individual’s capacity as such; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Transactions or (iii) that involves any product of the Acquiring Companies.  No Legal Proceeding has had or, if adversely determined, would reasonably be expected to have or result in a Parent Material Adverse Effect.  To the knowledge of Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for the commencement of any Legal Proceeding of the type described in clause “(i)” or clause “(ii)” of the first sentence of this Section 3.10(a).

(b)    There is no Order to which any of the Acquiring Companies, or the assets owned or used by any of the Acquiring Companies (including, without limitation, any product of the Acquiring Companies), is subject.  To the knowledge of Parent, no officer or other key employee of any of the Acquiring Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquiring Companies.

Section 3.11    Brokers’ and Finders’ Fees.  Except as set forth in Section 3.11 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Transactions based upon arrangements made by or on behalf of any of the Acquiring Companies.

Section 3.12    Employee Benefit Plans.

(a)    Section 3.12(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each material Employee Benefit Plan that is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by any Acquiring Company or any of their ERISA Affiliates (collectively, the “Parent Employee Plans”).  Neither Parent nor, to the knowledge of Parent, any other Person, has made any commitment to modify, change or terminate any Parent Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements. With respect to each material Parent Employee Plan, Parent has made available to Company, accurate and complete copies of the following documents: (i) the plan document and any related trust agreement, including amendments thereto; (ii) any current summary plan descriptions and other material communications to participants relating to the plan; (iii) each plan trust, insurance, annuity or other funding contract or service provider agreement related thereto; (iv) the most recent plan financial statements and actuarial or other valuation reports prepared with respect thereto, if any; (v) the most recent IRS determination or opinion letter, if any; (vi) copies of the most recent plan year nondiscrimination and coverage testing results for each plan subject to such testing requirements; and (vii) the most recent annual reports (Form 5500) and all schedules attached thereto for each Parent Employee Plan that is subject to ERISA and Code reporting requirements.

(b)    Each Parent Employee Plan is being, and has been, administered in accordance with its terms and in compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code), in all material respects.  No Acquiring Company is in material default under or material violation of, and have no knowledge of any material defaults or material violations by any other party to, any of Parent Employee Plans. All contributions required to be made by any Acquiring Company or any their ERISA Affiliates to any Parent Employee Plan have been timely paid or accrued on the most recent Parent Financials on file with the SEC, if required under GAAP.  Any Parent Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter or opinion letter as to its qualified status under the Code, and to the knowledge of Parent, no event has occurred and no condition exists with respect to the form or operation of such Parent Employee Plan that would cause the loss of such qualification.

(c)    No Parent Employee Plan provides retiree medical or other retiree welfare benefits to any person, except as required by COBRA. No suit, administrative proceeding or action has been brought, or to the knowledge of Parent, is threatened against or with respect to any such Parent Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans).

(d)    No Acquiring Company nor any of their ERISA Affiliates has, during the past six (6) years from the date hereof, maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code.  No Acquiring Company nor any of their ERISA Affiliates has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e)    Except as set forth in Section 3.12(e) of the Parent Disclosure Schedule, consummation of the Merger will not (i) entitle any current or former employee or other service provider of an Acquiring Company or any of their ERISA Affiliates to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Parent Employee Plan); (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Parent Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Parent Employee Plans. No benefit payable or that may become payable by an Acquiring Company pursuant to any Parent Employee Plan in connection with the Transactions will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code.

Section 3.13    Title to Assets; Real Property.

(a)    The Acquiring Companies own, and have good, valid and marketable title to, or, in the case of leased assets, valid leasehold interests in or other rights to use, all tangible assets purported to be owned or leased by them, in each case, that are material to the Acquiring Companies taken as a whole.  All of said assets are owned or, in the case of leased assets, leased by the Acquiring Companies, in each case, free and clear of any Encumbrances, except for Permitted Liens. Each of the Acquiring Companies has complied with the terms of all leases to real and personal property to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The Acquiring Companies enjoy peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)    Section 3.13(b) of the Parent Disclosure Schedule sets forth a true and complete list of (i) all real property owned by the Acquiring Companies and (ii) all real property leased for the benefit of the Acquiring Companies

(c)    All material items of equipment and other tangible assets owned by or leased to the Acquiring Companies are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of the Acquiring Companies in the manner in which such businesses are currently being conducted immediately prior to the Effective Time. The Acquiring Companies do not own and have not, since the Parent Lookback Date, owned any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Section 3.13(b) of the Parent Disclosure Schedule.

(d)    Nothing in this Section 3.13 relates to Intellectual Property, which is covered with respect to the Acquiring Companies solely by Section 3.08.

Section 3.14    Environmental Matters.

(a)    No Hazardous Material has been released as a result of the deliberate actions of Parent or any of its Subsidiaries, or, to the knowledge of Parent, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Parent or any of its Subsidiaries currently owns, operates, occupies or leases, in such quantities as would cause a Parent Material Adverse Effect.

(b)    Neither Parent nor any of its Subsidiaries has engaged in Hazardous Material Activities in material violation of any Legal Requirement in effect on or before the date hereof.

(c)    Parent and its Subsidiaries currently hold all environmental approvals, permits, licenses, clearances and Consents (the “Parent Environmental Permits”) necessary for the conduct of Parent’s and its Subsidiaries’ Hazardous Material Activities and other businesses of Parent and its Subsidiaries as such activities and businesses are currently being conducted.

(d)    No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Parent, threatened concerning any Parent Environmental Permit, Hazardous Material or any Hazardous Material Activity of Parent or any of its Subsidiaries.

Section 3.15    Labor Matters.

(a)    To the knowledge of Parent, no key employee or group of employees has threatened to terminate employment with any Acquiring Company or has plans to terminate such employment.

(b)    No Acquiring Company is a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(c)    No Acquiring Company is a party to any written or oral:  (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other Transactions; (ii) agreement with any current or former employee of Parent providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $100,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.

Section 3.16    Parent Contracts.

(a)    Except for Excluded Contracts and Contracts to which Tellenger, and not Parent, is a party, or as set forth (x) in the most recent exhibit list on Parent’s Form 10-K for the year ended December 31, 2022 or subsequently filed with the SEC pursuant to any current or periodic report and available on the SEC Website or (y) in Section 3.16 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or is bound by:

(i)

any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other similar Contract between:  (i) any of the Acquiring Companies, and (ii) any active, retired or former employees, directors or consultants of any Acquiring Company, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements or, in the case of consulting agreements, following the notice period required in the Contract), or without any obligation on the part of any Acquiring Company to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by any Acquiring Company under applicable Legal Requirements;

(ii)	any Contracts identified or required to be identified in Section 3.13(b) of the Parent Disclosure Schedule;

(iii)	any Contract with any distributor, reseller or sales representative with an annual value in excess of $10,000;

(iv)

any Contract with any manufacturer, vendor, or other Person for the supply of materials or performance of services by such third party to Parent in relation to the manufacture of Parent’s products or product candidates with an annual value in excess of $10,000;

(v)

any agreement or plan providing equity benefits to current or former employees of an Acquiring Company, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Transactions;

(vi)

any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between Parent or any of its Subsidiaries and any of its officers or directors;

(vii)

any Contract imposing, by its express terms, any material restriction on the right or ability of any Acquiring Company:  (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; or (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person;

(viii)

any Contract relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise (other than Contracts in which the applicable disposition or acquisition has been consummated and there are no material ongoing obligations);

(ix)	any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(x)	any joint marketing or development agreement;

(xi)

any commercial Contract that would reasonably be expected to have a material effect on the ability of Parent to perform any of its material obligations under this Agreement, or to consummate any of the transactions contemplated by this Agreement, that is not set forth on Section 3.03 of the Parent Disclosure Schedule;

(xii)

any Contract that provides for: (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquiring Company for which a waiver of such right has not been obtained; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquiring Company;

(xiii)

any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $25,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $25,000 in the aggregate, in each case following the date of this Agreement, other than any arrangement or agreement expressly contemplated or provided for under this Agreement; or

(xiv)

any Contract that does not allow Parent or Subsidiary to terminate the Contract for convenience with no more than sixty (60) days prior notice to the other party and without the payment of any rebate, chargeback, penalty or other amount to such third party in connection with any such termination in an amount or having a value in excess of $25,000 in the aggregate.

(b)    Parent has made available to Company an accurate and complete copy of each Contract listed or required to be listed in Section 3.14 of the Parent Disclosure Schedule (any such Contract, including any Contract that would be listed in Section 3.14 of the Parent Disclosure Schedule but for its inclusion in the most recent exhibit list of Parent’s Form 10-K for the year ended December 31, 2022 or as an exhibit to any current or periodic report subsequently filed with the SEC, but excluding Excluded Contracts, a “Parent Contract”).  Neither Parent nor any of its Subsidiaries, nor to the knowledge of Parent any other party to a Parent Contract, has, since the Parent Lookback Date, breached or violated in any material respect or materially defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Parent Contracts.  To the knowledge of Parent, no event has occurred, and, no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to:  (i) result in a violation or breach in any material respect of any of the provisions of any Parent Contract or (ii) give any Person the right to declare a default in any material respect under any Parent Contract, except for any immaterial violations, breaches or defaults.   Each Parent Contract is in full force and effect and is the legal, valid and binding obligation of Parent and its Subsidiaries and, to the knowledge of Parent, of the other parties thereto, enforceable against Parent and its Subsidiaries and, to the knowledge of Parent, such other parties in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

Section 3.17    Insurance.

(a)    Section 3.17(a) of the Parent Disclosure Schedule sets forth each material insurance policy (the “Parent Insurance Policies”) to which Parent or its Subsidiaries is a party.  Parent or its Subsidiaries maintain all Parent Insurance Policies in such amounts, with such deductibles and against such risks and losses that are reasonably adequate for the operation of Parent’s and its Subsidiaries’ businesses in all material respects.  To the knowledge of Parent, such Parent Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquiring Companies would, in accordance with good business practice, customarily insure.  Since the Parent Lookback Date, all premiums due and payable under such Parent Insurance Policies have been paid on a timely basis and each Acquiring Company is in compliance in all material respects with all other terms thereof.  True, complete and correct copies, of such Parent Insurance Policies, or summaries of all terms material thereof, have been made available to Company.

(b)    There are no material claims pending under any Parent Insurance Policies as to which coverage has been questioned, denied or disputed. Since the Parent Lookback Date, all material claims thereunder have been filed in a due and timely fashion and no Acquiring Company has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has any Acquiring Company received written notice from any insurance carrier that:  (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

Section 3.18    Interested Party Transactions.  No event has occurred since the Parent Lookback Date that would be required to be reported by Parent as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K.

Section 3.19    Government Contracts. Except as set forth on Section 3.19 of the Parent Disclosure Schedule (the “Government Contracts”), the Parent is not a party to any other contract with a Government Body. All Government Contracts shall be assigned or transferred to Tellenger prior to the Closing Date.

Section 3.20    No Business Activities by Merger Sub. All of the outstanding capital stock of Merger Sub is owned by Parent. Merger Sub is not a party to any contract and has not conducted any activities other than in connection with the organization of such Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

Section 3.21    Solvency. Immediately after giving effect to the Transactions, including the Parent Restructuring, Parent and its Subsidiaries will be Solvent.  No transfer of property is being made, and no obligation is being incurred in connection with the Transactions, with the intent to hinder, delay or defraud either present or future creditors of Parent or its Subsidiaries (including, following the Closing, each Acquired Company).

Section 3.22    [Reserved]

Section 3.23    Shell Company Status.  Parent is not, and never has been, an issuer identified in Rule 144(i)(1)(i) of the Securities Act.

Section 3.24    Valid Issuance.  The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

Section 3.25    Absence Of Assets and Liabilities.  Immediately after giving effect to the Transactions, including the Parent Restructuring: (i) there will be no material debts, liabilities or obligations of any nature, whether accrued, absolute, contingent, or otherwise, on the Parent except for the obligations related to this Agreement, Parent’s sublease obligations under the sublease dated October 1, 2021 for the premises located at Suite 300, 900 Bestgate Road, Annapolis, Maryland, and the Parent’s corporate affairs arising after the Closing as specifically set forth in Section 3.25 of the Parent Disclosure Schedule and (ii) the only assets of the Parent shall be the Parent Net Cash, the stock of the Company and such additional assets that are required for the Parent to meet any obligations associated with concluding its affairs as specifically set forth in Section 3.25 of the Parent Disclosure Schedule. Immediately prior to the Closing Date, the Parent will terminate the employment of all of the employees of the Parent.

Section 3.26    Disclaimer of Other Representations and Warranties. Except for the representations and warranties as previously set forth in this Article III (as modified by the applicable Parent Disclosure Schedule and, subject to the introduction to this Article III, the Parent SEC Documents filed with the SEC from and after January 1, 2020), Parent makes no representation or warranty, express or implied, at law or in equity, with respect to any of its assets, Liabilities, or operations, and any such other representations and warranties are hereby expressly disclaimed and specifically that Parent makes no representation or warranty with respect to with respect to anything provided or made available to Acquired Companies or their respective Representatives in certain data rooms or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE IV.

CONDUCT OF BUSINESS PENDING THE MERGER

Section 4.01    Conduct of Company Business. Except as set forth on Section 4.01 of the Company Disclosure Schedule, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time (the “Pre-Closing Period”), Company agrees, except to the extent that Parent Consents in writing (such Consent not to be unreasonably withheld, conditioned or delayed), or as expressly permitted by this Agreement or by applicable Legal Requirements, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, consistent with past practice, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.  In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement, without obtaining the written Consent of Parent, which shall not be unreasonably withheld, conditioned or delayed (and in which event, if Parent has not objected in writing to any request for Consent within 3 calendar days of its receipt thereof provided that at least one full Business Day is included, such Consent shall be deemed irrevocably granted), Company will not, and will not permit its Subsidiaries to, do any of the following:

(a)    amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;

(b)    [reserved];

(c)    redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Company Common Stock (other than pursuant a repurchase right in favor of Company with respect to unvested shares at no more than cost);

(d)    incur any Indebtedness or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an Encumbrance over any assets (except for (i) sales of assets in the ordinary course of business consistent with past practices, and (ii) dispositions of obsolete or worthless assets);

(e)    (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock or (ii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary of Company to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries (except pursuant to any Contract to which Company is a party as of the date of this Agreement), or propose to do any of the foregoing;

(f)    (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets, or allow any material property or assets to become subject to any Encumbrance; (ii) enter into or amend any material terms of any Company Contract or grant any release or relinquishment of any material rights under any Company Contract, with new obligations or losses of rights in excess of $100,000 in the aggregate; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.01(f);

(g)    forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(h)    take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;

(i)    dispose of any assets or otherwise take any actions other than in the ordinary course of business consistent with past practice;

(j)    except to the extent expressly permitted by this Agreement, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger or the other Transactions;

(k)    take, or agree in writing or otherwise to take, any of the actions described in Section 4.01(a) through Section 4.02(j) above.

For the avoidance of doubt, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business operations.

Section 4.02    Conduct of Parent Business.  During the Pre-Closing Period, Parent agrees, except to the extent that Company Consents in writing (such Consent not to be unreasonably withheld, conditioned or delayed), or as expressly permitted by this Agreement, in connection with a Permitted Financing or in connection with a Parent Restructuring (but only to the extent effected in compliance with the provisions of Section 5.28 or by applicable Legal Requirements, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, consistent with past practice, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, preserve its relationships with key customers, suppliers, distributors, licensors, licensees and others with which it has business dealings.  In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement, without obtaining the written Consent of Company, which shall not be unreasonably withheld, conditioned or delayed (and in which event, if Company has not objected in writing to any request for Consent within 3 calendar days of its receipt thereof provided that at least one full Business Day is included, such Consent shall be deemed irrevocably granted), Parent will not, and will not permit its Subsidiaries to, do any of the following:

(a)    except for the Parent Charter Amendment, amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise, or form any subsidiary;

(b)    issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or Encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), other than (i) the issuance of shares of Parent Common Stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants, as the case may be, which options or warrants, as the case may be, are outstanding on the date hereof to the extent such issuances comply with all applicable Legal Requirements, and (ii) in connection with a Permitted Financing;

(c)    redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Parent Common Stock;

(d)    incur any Indebtedness or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an Encumbrance over any assets (except for (i) sales of assets in the ordinary course of business consistent with past practices, and (ii) dispositions of obsolete or worthless assets);

(e)    accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options, except as may be required under any Parent Stock Option Plan, Contract or this Agreement or as may be required by applicable Legal Requirements;

(f)    other than with respect to the Reverse Split or as contemplated in Section 5.17 (Parent Warrants; Parent Preferred Stock): (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries (except pursuant to any Contract to which an Acquiring Company is a party as of the date of this Agreement), or propose to do any of the foregoing;

(g)    sell, assign, transfer, license, sublicense or otherwise dispose of any Parent Owned IP Rights (other than non-exclusive licenses in the ordinary course of business consistent with past practice);

(h)    (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets, or allow any material property or assets to become subject to any Encumbrance; (ii) enter into or amend any material terms of any Parent Contract (other than solely to decrease any payment obligation of the Acquiring Company) or grant any release or relinquishment of any material rights under any Parent Contract, with new obligations or losses of rights in excess of $25,000 in the aggregate; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $25,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.02(h);

(i)    forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(j)    (i) except in the ordinary course of business and consistent with prior practices, increase the wages, salary, commissions, fringe benefits or other compensation or remuneration payable or to become payable to its directors, officers, employees or consultants;  (ii) grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any director,  officer, employee or consultant; or (iii) establish, adopt, enter into, or amend any Employee Benefit Plan, except, in each of the subsections (i) – (iii) for bonus awards in the ordinary course of business consistent with past practice or bonus awards contingent upon the completion of the Transactions or payments, including any severance, termination or change of control payments, in compliance with any such agreements or plans existing as of the date of this Agreement and the plans, agreements or terms of which were made available to Company prior to the date hereof, or except as required by Legal Requirements;

(k)    hire any directors, officers, employees or consultants or terminate any directors or officers, except in each case, in the ordinary course of business and in a manner consistent with past practice;

(l)    take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;

(m)    make or change any material Tax election inconsistent with past practices, adopt or change any Tax accounting method, or settle or compromise any material federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations for any assessment of any Tax;

(n)    pay, discharge, satisfy, modify or renegotiate any claims or Liabilities, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements of Parent, or payments, discharges or satisfactions made in the ordinary course of business and consistent with past practice;

(o)    enter into any material partnership arrangements, joint development agreements or strategic alliances;

(p)    accelerate the collection of, or otherwise modify Parent’s customary accounting or treatment of, any receivables outside the ordinary course of business consistent with past practice;

(q)    initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration, in each case where one or more Acquiring Companies is claiming, or would be reasonably likely to receive or become obligated for a liability, of more than $50,000 individually;

(r)    dispose of any assets or otherwise take any actions other than in the ordinary course of business consistent with past practice;

(s)    take any action that would cause the representation in Section 3.20 to become inaccurate;

(t)    enter into or amend or modify any Parent Contract or any lease with respect to material real estate or any other Contract or lease that, if in effect as of the date hereof would constitute a Parent Contract or lease with respect to material real estate hereunder;

(u)    except to the extent expressly permitted by this Agreement, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger or the other Transactions;

(v)    cause or permit Parent to become an issuer identified in Rule 144(i)(1)(i) of the Securities Act; or

(w)    take, or agree in writing or otherwise to take, any of the actions described in Section 4.02(a) through Section 4.02(v) above.

For the avoidance of doubt, nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business operations.

Section 4.03    Financing.  During the Pre-Closing Period, in the event that Parent consummates a transaction that is a Permitted Financing, all proceeds from such transaction shall first be used to pay off all outstanding Indebtedness of Parent other than Indebtedness that is being assumed in the Tellenger Sale. After the payment of all outstanding Indebtedness of Parent, fifty percent (50)% of any remaining proceeds in excess of $1,500,000 shall be given to Company in exchange for a Promissory Note made by Company to Parent in substantially the form of Exhibit C attached hereto. Failure by the Parent to give the Company the proceeds above in exchange for a Promissory Note and which remain ungiven to the Company within five (5) Business Days after receipt of the proceeds will bear interest, accruing daily and being calculated and payable monthly in arrears on the last day of each and every month, at the lesser of 15% per annum or the maximum rate allowed by Law.

ARTICLE V.

ADDITIONAL AGREEMENTS

Section 5.01    Proxy Statement/Prospectus.

(a)    As promptly as reasonably practicable following the date of this Agreement, and no later than 30 days after the execution of this Agreement, Parent shall prepare and file with the SEC a proxy statement relating to the Parent Stockholders’ Meeting, and a Registration Statement on Form S-4 (including a prospectus) (including all amendments thereto, “S-4 Registration Statement”) in connection with the issuance of shares of Parent Common Stock in the Merger, of which such proxy statement will form a part (such proxy statement and prospectus constituting a part thereof, the “Proxy Statement/Prospectus”), and each of Company and Parent shall, or shall cause their respective Affiliates to, prepare and file with the SEC all other documents to be filed with the SEC in connection with the Merger and other transactions contemplated hereby (the “Other Filings”) as required by the Securities Act or the Exchange Act. Parent and Company shall cooperate with each other in connection with the preparation and filing of the S-4 Registration Statement, the Proxy Statement/Prospectus and any Other Filings. Each Party shall as promptly as reasonably practicable notify the other Party of the receipt of any oral or written comments from the staff of the SEC on the S-4 Registration Statement or any Other Filing. Parent and Company shall also use their commercially reasonable efforts to satisfy prior to the effective date of the S-4 Registration Statement all necessary state securities Legal Requirements or “blue sky” notice requirements in connection with the Merger and to consummate the other transactions contemplated hereby.

(b)    Parent covenants and agrees that the S-4 Registration Statement and Proxy Statement/Prospectus, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will not, at the time that the S-4 Registration Statement and Proxy Statement/Prospectus or any amendment or supplement thereto is filed with the SEC or the Proxy Statement/Prospectus is first mailed to the stockholders of Parent, at the time of the Parent Stockholders’ Meeting and at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Company represents, covenants and agrees that the information provided by Company or its Subsidiaries to Parent for inclusion in the S-4 Registration Statement and/or the Proxy Statement/Prospectus (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information and the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the S-4 Registration Statement or Proxy Statement/Prospectus (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Company specifically for inclusion therein. Company and its legal counsel shall be given reasonable opportunity to review and comment on the S-4 Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments from the SEC prior to the filing thereof with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the S-4 Registration Statement and Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Each of the Parties shall use commercially reasonable efforts to cause (i) the S-4 Registration Statement to be declared effective as soon as possible, and (ii) the Proxy Statement/Prospectus to be mailed to Parent’s stockholders as promptly as practicable after the SEC declares the S-4 Registration Statement to be effective. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.01. If any event relating to Parent or Company occurs, or if Parent or Company becomes aware of any information, that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the S-4 Registration Statement and/or Proxy Statement/Prospectus, then Parent or Company, as applicable, shall promptly inform the other party thereof and shall cooperate with one another in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders. No filing of, or amendment or supplement to, the S-4 Registration Statement and/or Proxy Statement/Prospectus will be made by Parent without the prior written Consent of Company, which shall not be unreasonably withheld, conditioned or delayed.

(c)    Company shall reasonably cooperate with Parent and provide, and cause its Representatives, advisors, accountants and attorneys to provide, Parent and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding Company that is required by law to be included in the S-4 Registration Statement and/or the Proxy Statement/Prospectus or reasonably requested from Company to be included in the S-4 Registration Statement and/or the Proxy Statement/Prospectus. The information provided by the Company to be included in the S-4 Registration Statement and/or the Proxy Statement/Prospectus shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 5.02    Company Stockholder Written Consent.

(a)    As promptly as practicable, and in any event within ten (10) Business Days, following the date that the S-4 Registration Statement is declared effective (the “Company Vote Deadline”), Company shall obtain the approval by written Consent in lieu of a meeting pursuant to Delaware Law from holders of a number of shares of Company Common Stock a majority of the issued and outstanding shares of Company Common Stock (“Company Stockholder Written Consent”) for purposes of (i) adopting this Agreement and the Company Documents and approving the Merger, and all other Transactions (ii) acknowledging that the approval given thereby is irrevocable and that such Company Stockholder is aware of its rights to demand appraisal for its shares pursuant to Delaware Law, a copy of which will be provided to the Company Stockholders, and that such Company Stockholder has received and read a copy of the applicable provisions of Delaware Law, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its Company Common Stock under Delaware Law (collectively, the “Company Stockholder Matters”). Under no circumstances shall Company assert that any other approval or Consent is necessary by its stockholders to approve this Agreement and the Transactions.

(b)    Company agrees that: (i) the Company Board shall recommend that the holders of Company Common Stock vote (by providing their written Consent) to approve the Company Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.02(a) above (the recommendation of the Company Board that Company Stockholders vote to approve the Company Stockholder Matters being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed.

(c)    The Company shall promptly provide written notice of the Company Stockholder Written Consent to all of the Company stockholders who did not execute the Company Stockholder Written Consent, in accordance with Section 228(e) of the DGCL.

Section 5.03    Parent Stockholders’ Meeting.

(a)    Parent shall (i)  take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Parent Common Stock (such meeting, the “Parent Stockholders’ Meeting”) to vote on the approval of this Agreement and the Parent Documents and the Transactions, including the issuance of  Parent Common Stock in the Merger, the Parent Charter Amendment, including for purposes of effectuating the Reverse Split, the Tellenger Sale and the Incentive Plan (collectively, the “Parent Stockholder Approval Matters”) and (ii) mail to Parent Stockholders as of the record date established for the Parent Stockholders’ Meeting, the S-4 Registration Statement and the Proxy Statement/Prospectus.  The Parent Stockholders’ Meeting shall be held as promptly as practicable, and in any event within 45 days, following the date that SEC declares the S-4 Registration Statement to be effective. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained herein, if on any date on or before the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (A) it will not receive proxies sufficient to obtain the Parent Stockholder Approval, whether or not a quorum would be present or (B) it will not have sufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may, in its sole discretion, postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments in reliance on the preceding sentence.

(b)    Parent agrees that, subject to Section 5.03(c): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Approval Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.03(a) above; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Approval Matters (the recommendation of the Parent Board that Parent’s stockholders vote to approve the Parent Stockholder Approval Matters being referred to as the “Parent Board Recommendation”); (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not, except to the extent required by applicable law, publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to Company, and no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to Company shall be adopted or proposed; and (iv) Parent shall use its reasonable best efforts to obtain from its stockholders the Parent Stockholder Approval, including by soliciting proxies in favor thereof.

(c)    Notwithstanding anything to the contrary contained in Section 5.03(b), and subject to compliance with Section 5.13, at any time prior to the approval of the Parent Stockholder Approval Matters by the Parent Stockholder Approval, the Parent Board Recommendation may be withdrawn or modified (a “Parent Change in Recommendation”) if the Parent Board concludes in good faith, after having consulted with Parent’s outside legal counsel and financial advisors, that as a result of Parent’s receipt of an Acquisition Proposal that did not result from a violation of Section 5.13 and which constitutes a Superior Offer, the withdrawal or modification of the Parent Board Recommendation is required in order for the Parent Board to comply with its fiduciary obligations to Parent’s stockholders under applicable Legal Requirements; provided, however, that prior to Parent taking any action permitted under this Section 5.03(c), Parent shall (i) provide Company with four (4) Business Days’ prior written notice advising Company that it intends to effect such Parent Change in Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of an Acquisition Proposal, the information required by Section 5.13(b)), (ii) during such four (4) Business Day period, negotiate, and cause its Representatives to negotiate, with Company in good faith (to the extent Company wishes to negotiate) to enable Company to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for the Parent Board to effect such withdrawal or modification, and (iii) consider in good faith any proposal by Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect such Parent Change in Recommendation.

(d)    Notwithstanding the occurrence of any Parent Change in Recommendation, Parent shall nonetheless submit this Agreement to the Parent Stockholders for adoption at the Parent Stockholders’ Meeting unless this Agreement is terminated in accordance with Article IV prior to the Parent Stockholders’ Meeting.

(e)    Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) taking and disclosing to the stockholders of Parent a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act) or (ii) making a “stop, look and listen” communication to the stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act, in each case provided Parent has otherwise complied with the terms of this Section 5.03, provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 or 14e-2(a) will be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Legal Requirements; provided, further, that (A) in the case of each of the foregoing clauses (i) and (ii), any such disclosure or public statement shall be deemed to be a Parent Change in Recommendation subject to the terms and conditions of this Agreement unless the Parent Board reaffirms the Parent Board Recommendation in such disclosure or public statement; and (B) Parent shall not affect a Parent Change in Recommendation unless specifically permitted pursuant to the terms of Section 5.03(c).

Section 5.04    Access to Information; Confidentiality.  During the Pre-Closing Period, and upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, Company and Parent will each (a) afford to the other Party, along with such Party’s officers, employees, accountants, counsel and other Representatives, reasonable access during normal business hours to all of its personnel, properties, assets, books, contracts, commitments and records (including, without limitation, Tax records), (b) furnish promptly to the other Party all information concerning its business, properties, assets, personnel, commitments and records, as such other Party may reasonably request, and (c) will make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other’s business, properties, assets, personnel, commitments and records as either Party may reasonably request; provided, that each of Company and Parent reserves the right to withhold any information if access to such information would be reasonably likely to result in any such Party forfeiting attorney-client privilege between it and its counsel with respect to such information, in which event such Party shall cause such information to be delivered in a form or summary, including any redactions that may be necessary, so as to provide as much requested information as reasonably practicable while retaining such privilege.  Without limiting the generality of the foregoing, during the Pre-Closing Period, Company and Parent will promptly provide the other Party with copies of:  (i) all material operating and financial reports prepared by Company or Parent (or their respective Representatives), as applicable, for such Party’s senior management, including copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports; (ii) any written materials or communications sent by or on behalf of such Party to its stockholders; (iii) any material notice, document or other communication sent by or on behalf of any of such Party to any third party to any Company Contract or Parent Contract, as applicable, or sent to Company or Parent by any third party to any Company Contract or Parent Contract, as applicable, (other than any communication that relates solely to routine commercial transactions and that is of the type sent in the ordinary course of business and consistent with past practices); (iv) any notice, report or other document filed with or sent to any Governmental Body in connection with the Merger or any of the other Transactions; and (v) any material notice, report or other document received from any Governmental Body.  Each Party will keep such information confidential in accordance with the terms of the currently effective confidentiality agreement (the “Confidentiality Agreement”) between Parent and Company; provided, that each of Company and Parent may make disclosure of such information to its stockholders or other third parties as may be reasonably necessary to enable Company or Parent, as applicable, to comply with its obligations under this Agreement, including without limitation under Section 5.02 or Section 5.03 hereof.

Section 5.05    Regulatory Approvals and Related Matters.

(a)    Each Party shall use commercially reasonable efforts to consummate the Transactions. Without limiting the generality of the foregoing, each Party: (i) shall, subject to Section 5.05(a)(ii), make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Transactions, and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b)    Without limiting the generality of the foregoing, the Parties shall (i) use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Transactions, and to submit promptly any additional information requested by any such Governmental Body and (ii) promptly after the date of this Agreement, prepare and file, if any, (A) the notification and report forms required to be filed under the HSR Act and (B) any notification or other document required to be filed in connection with the Transactions under any applicable foreign Legal Requirement relating to antitrust or competition matters. Parent and Company shall respond as promptly as is practicable to respond in compliance with: (x) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (y) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

Section 5.06    Director and Officer Indemnification and Insurance.

(a)    From and after the Effective Time, Parent and the Surviving Corporation will fulfill and honor in all respects the obligations of Company and Parent which exist prior to the date hereof to indemnify Company’s and Parent’s present and former directors and officers and their heirs, executors and assigns (each, a “D&O Indemnified Party”). Company directors, any Parent director and any Company officers who become directors and officers of the Surviving Corporation and Parent will enter into Parent’s standard indemnification agreement, which will be in addition to any other contractual rights to indemnification.  The certificate of incorporation and bylaws of Parent and the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions at least as favorable as the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company, and the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of the Surviving Corporation and Parent will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of Company or Parent, unless such modification is required by Legal Requirements.

(b)    Effective as of the Effective Time, Company may, at Company’s sole expense, secure a “tail” policy on Company’s existing directors and officer’s liability insurance policy for a period of six (6) years.

(c)    This Section 5.06 will survive any termination of this Agreement and the consummation of the Merger at the Effective Time, is intended to benefit Company, the Surviving Corporation, Parent and the D&O Indemnified Parties, and will be binding on all successors and assigns of Parent and the Surviving Corporation.

Section 5.07    Notification of Certain Matters.

(a)    Company will give prompt notice to Parent, and Parent will give prompt notice to Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate such that the conditions set forth in Section 6.02(a) or Section 6.03(a), as applicable, would fail to be satisfied as of the Closing; (ii) any failure of Company or Parent, as the case may be, to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the conditions set forth in Section 6.02(b) or Section 6.03(b), as applicable, would fail to be satisfied as of the Closing and (iii) whether any holder of shares of Parent Common Stock or any security or other right convertible into or exercisable for shares of Parent Common Stock has made any demand or request for the repurchase of any such share, security or right; provided, however, that the delivery of any notice pursuant to this Section 5.07 will not limit or otherwise affect the remedies available hereunder to the Party receiving such notice; provided, further, for the avoidance of doubt, that such notice shall not act as a supplement or amendment to the Company Disclosure Schedule or the Parent Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by either Party in this Agreement, or (y) determining whether any condition set forth in Section 6.02(a) or Section 6.03(a) has been satisfied.

(b)    Each of Company and Parent will give prompt notice to the other of:  (i) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Merger or other Transactions; (ii) any notice or other communication from any Governmental Body in connection with the Merger or other Transactions; (iii) any litigation relating to or involving or otherwise affecting Company or Parent that relates to the Merger or other Transactions; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a Company or a Parent Contract; and (v) any change that would be considered reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect.

Section 5.08    Stockholder Litigation.  From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VII, Parent shall promptly notify Company of any litigation brought, or threatened, against Parent and/or members of the Parent Board or any of Parent’s officers relating to the Transactions or otherwise and shall keep Company informed on a reasonably current basis with respect to the status thereof.  From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VII, Company shall promptly notify Parent of any litigation brought, or threatened, against Company and/or members of the Company Board or any of its officers relating to the Transactions or otherwise and shall keep Parent informed on a reasonably current basis with respect to the status thereof. Each Party shall give the other Party the right to review and comment on all material filings or responses to be made by such Party in connection with the foregoing and, no settlement shall be agreed to in connection with the foregoing without the other Party's prior written Consent (such Consent not to be unreasonably withheld, conditioned or delayed).

Section 5.09    Public Announcements.  Parent and Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the Transactions or this Agreement and will not issue any such press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding this Agreement and/or the Transactions without the prior Consent of the other party, which will not be unreasonably withheld or delayed; provided, however, that, on the advice of legal counsel, Parent may comply with any SEC requirements under the Securities Act or Exchange Act which requires any disclosure, without the Consent or review of Company.

Section 5.10    Conveyance Taxes.  Parent and Company will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar Taxes which become payable in connection with the Transactions that are required or permitted to be filed on or before the Effective Time.

Section 5.11    Board of Directors and Officers of Parent.  Parent will take all actions necessary to cause the Parent Board, immediately after the Effective Time, to consist of five (5) members, it being understood that (a) Company shall have the right to designate up to four (4) members of the Parent Board, one of which shall be appointed as Chairman of Parent following the Effective Time, and (b) Parent shall have the right to designate up to one (1) member of the Parent Board, provided that such member designated by Parent must be acceptable to the Company. Prior to the mailing of the Proxy Statement/Prospectus, Parent shall provide executed resignation letters (effective as of the Effective Time) for all members of the board of directors who will no longer be members of the Parent Board effective immediately after the Effective Time; provided, however, the Parties acknowledge that so long as Parent remains a public reporting company, the Parent Board will continue to satisfy all applicable Legal Requirements with respect to membership and composition, including, without limitation, maintaining an independent audit committee, and the nominations by Company and Parent hereunder will allow Parent to comply with such applicable Legal Requirements.  Each new member of the Parent Board that was not a member of the Parent Board immediately before the Effective Time shall enter into an indemnification agreement with Parent, in a form mutually acceptable to Parent and Company (and absent such agreement, on Parent’s form indemnification agreement), within fifteen (15) days of their appointment. The officers of Parent following the Effective Time will be elected by the Parent Board immediately following the Effective Time.

Section 5.12    Non-Solicitation by Company.

(a)    Beginning on the date hereof and continuing until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VII, Company will not and will not authorize or permit any of its Subsidiaries or any Representative of Company or its Subsidiaries, directly or indirectly, to, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding Company or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction.

(b)    Company will promptly (and in no event later than 48 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Company or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, the material terms thereof and copies of any written material submitted therewith) that is made or submitted by any Person during the Pre-Closing Period.  Company will keep Parent informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto and shall deliver copies of any written material submitted therewith.

(c)    Company will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal and will promptly request from each Person that has executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal prior to the date hereof to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning Parent, Company or any of their respective Subsidiaries and promptly terminate all physical and electronic data access previously granted to such Person.

Section 5.13    Non-Solicitation by Parent.

(a)    Beginning on the date hereof and continuing until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VII, Parent will not and will not authorize or permit any of its Subsidiaries or any Representative of Parent or its Subsidiaries, directly or indirectly, to (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any nonpublic information regarding Parent or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Parent Confidentiality Agreement); provided, however, that prior to the adoption of this Agreement by the Parent Stockholder Approval, this Section 5.13(a) will not prohibit Parent from furnishing nonpublic information regarding Parent and its Subsidiaries to, entering into discussions with, any Person in response to any bona fide written Acquisition Proposal that, after consultation with a financial advisor and outside legal counsel, the Parent Board determines in good faith is, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if (1) such Acquisition Proposal did not result from a breach of this Section 5.13(a); (2) the Parent Board concludes in good faith, after having taken into account the advice of its outside legal counsel, that, in light of such Acquisition Proposal and the terms of this Agreement, failure to take such action would result in a breach of its fiduciary obligations to Parent’s stockholders under applicable Legal Requirements; (3) at least two (2) Business Days prior to furnishing any such information to, or entering into discussions with, such Person, Parent gives Company written notice of the identity of such Person, the terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) made thereby and of Parent’s intention to furnish information to, or enter into discussions with, such Person, and Parent receives from such Person an executed confidentiality agreement on terms no less favorable to Parent than the confidentiality agreement between Parent and Company and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Parent as well as customary “standstill” provisions (an “Accepted Confidentiality Agreement”), and (4) substantially contemporaneous with furnishing any such information to such Person, Parent furnishes such nonpublic information to Company (to the extent such nonpublic information has not been previously furnished by Parent to Company).  Without limiting the generality of the foregoing, Parent acknowledges and agrees that in the event any Representative of Parent (or its Subsidiaries), whether or not such Representative is purporting to act on behalf of Parent (or its Subsidiaries), takes any action that, if taken by Parent (or its Subsidiaries), would constitute a breach of this Section 5.13, the taking of such action by such Representative will be deemed to constitute a breach of this Section 5.13 by Parent for purposes of this Agreement.

(b)    Parent will promptly (and in no event later than 48 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Company orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Parent or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, the material terms thereof and copies of any written material submitted therewith) that is made or submitted by any Person during the Pre-Closing Period.  Parent will keep Company informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto and shall deliver copies of any written material submitted therewith.

(c)    Parent will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal and will promptly request from each Person that has executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal prior to the date hereof to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning Parent, Company or any of their respective Subsidiaries and promptly terminate all physical and electronic data access previously granted to such Person.

Section 5.14    Section 16 Matters.  Subject to the following sentence, prior to the Effective Time, Parent and Company will take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. At least thirty (30) days prior to the Closing Date, Company will furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent:  (a) the number of shares of Company Common Stock held by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger and (b) the number of other derivative securities (if any) with respect to Company Common Stock held by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

Section 5.15    Parent Charter Amendment.  Immediately prior to the Effective Time, Parent will file the Parent Charter Amendment with the Secretary of State of the State of Delaware to become effective immediately prior to the Effective Time.

Section 5.16    Company Options; Restricted Shares.

(a)    At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Option Plan, whether or not vested, will be converted into and become an option to purchase Parent Common Stock (each, an “Assumed Option”), and Parent shall assume the Company Option Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent and Company mutually agree are appropriate to reflect the substitution of the Company Options by Parent to purchase shares of Parent Common Stock).  All rights with respect to Company Common Stock under Company Options assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock.  Accordingly, from and after the Effective Time:  (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent will continue in full force and effect, and the term, exercisability, method of exercise, vesting schedule, and other provisions of such Company Option will otherwise remain unchanged; provided, however, that:  (1) to the extent provided under the terms of a Company Option, such Company Option assumed by Parent in accordance with this Section 5.16(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (2) the Parent Board or a committee thereof will succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent.  Notwithstanding anything to the contrary in this Section 5.16(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option will not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.  It is the intention of the parties that each Company Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time.

(b)    At the Effective Time, each unvested Company Restricted Share that is outstanding immediately prior to the Effective Time under the Company Option Plan will be exchanged for restricted shares of Parent Common Stock that shall have, and be subject to, the same terms and conditions (including vesting terms) set forth in the applicable Company Option Plan and the applicable Company Restricted Share agreements relating thereto, as in effect immediately prior to the Effective Time, in an amount equal to the number of Company Restricted Shares outstanding with respect to such Company Restricted Share award immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Parent Common Stock.

(c)    Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor or alternative form), relating to the shares of Parent Common Stock issuable with respect to Company Options or Company Restricted Shares assumed by Parent in accordance with this Section 5.16.

Section 5.17    Parent Warrants; Parent Preferred Stock.

(a)    If required by any applicable Parent Warrant, promptly after the date of this Agreement, and in any event within twenty (20) Business Days before the Effective Time, Parent shall deliver notice to the holders of such Parent Warrants with respect to the Transactions and the rights of the holders thereof in connection therewith, subject to the review and approval of Company (not to be unreasonably withheld). At the Effective Time, each Parent Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall survive the Closing and remain outstanding in accordance with its terms.

(b)    Prior to the Effective Time, Parent shall cause all issued and outstanding Parent Preferred Stock, if any, to be converted, redeemed, exchanged, cancelled or retired such that, as of the Effective Time, there is no Parent Preferred Stock issued or outstanding.

Section 5.18    Allocation Certificate; Indebtedness; Invoices; Parent Certificate.

(a)    Company will prepare and deliver to Parent at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer and Secretary of Company in a form reasonably acceptable to Parent which sets forth (i) a true and complete list of the Company Stockholders immediately prior to the Effective Time and the number of shares of Company Common Stock owned by each such Company Stockholder and (ii) the allocation of the Merger Consideration among the Company Stockholders pursuant to the Merger (the “Allocation Certificate”).

(b)    At least five (5) Business Days prior to the Closing Date, Parent shall, to the extent applicable, deliver to Company an accurate and complete copy of: (i) one or more payoff letters, each dated no more than five Business Days prior to the Closing Date, with respect to all outstanding Indebtedness of Parent other than Indebtedness assumed in the Tellenger Sale or satisfied by Tellenger in connection with the Tellenger Sale, to: (A) satisfy such Indebtedness as of the Closing; and (B) terminate and release any Encumbrances related thereto (the “Indebtedness Payoff Letters”); and (ii) Parent Invoices with respect to all Transaction Costs estimated to be due and payable by Parent as of the Closing Date.

(c)    Parent will prepare and deliver to Company at least five (5) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer and Secretary of Parent in a form reasonably acceptable to Company which sets forth the calculation of Parent Net Cash, together with reasonable supporting detail (the “Parent Certificate”), which Parent Certificate shall be subject to the reasonable review and approval of Company. Following delivery of the Parent Certificate until the Closing, Company and its accountants shall, upon reasonable notice and during normal business hours, be permitted to discuss with Parent and its accountants the calculation of Parent Net Cash and shall be provided complete and accurate copies of, and have reasonable access, upon reasonable notice at reasonable times during normal business hours, to the work papers and supporting records of Parent and its accountants so as to allow Company and its accountants to verify the accuracy of the Parent Net Cash.

Section 5.19    Company and Parent Disclosure Schedules.  Each of Company and Parent may in its discretion, for informational purposes only, supplement the information set forth on the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, on the date of this Agreement or that is necessary to correct any information in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, which has been rendered inaccurate thereby promptly following discovery thereof.  Any such amended or supplemented disclosure shall not be deemed to modify the representations and warranties of Company, Parent or Merger Sub for purposes of Section 6.02(a) and Section 6.03(a) of this Agreement.

Section 5.20    Tax Matters.

(a)    The Parties shall treat, and shall not take any Tax reporting position inconsistent with the treatment of, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)    The Parties acknowledge and agree that each has relied upon the advice of its own tax advisors in connection with the Merger and the other Transactions and that none of Company, on the one hand, or Parent and Merger Sub, on the other hand, makes any representation or warranty with respect to the tax treatment of the Merger or the Transactions, other than as expressly set forth in Section 2.07(h) or Section 3.07(g), respectively.

Section 5.21    Reverse Split.  Parent shall submit to the holders of Parent Common Stock at the Parent Stockholders’ Meeting a proposal to approve and adopt the Parent Charter Amendment, which shall include a proposal authorizing the Parent Board to effect a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio as mutually agreed to by Parent and Company (the “Reverse Split”) and within the range approved by the holders of Parent Common Stock, which range shall be sufficient to cause the price of the Parent Common Stock on the Nasdaq following such Reverse Split and the Effective Time to be no less than $5.00 per share. If applicable, Parent shall cause the Reverse Split to be implemented and take effect immediately prior to the Effective Time.

Section 5.22    Listing.  Parent shall use its commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing (subject to notice of issuance) on the Nasdaq at or prior to the Effective Time. Without limiting the generality of the foregoing, Parent shall (a) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance) and (b) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application. Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.22.

Section 5.23    Company Financial Statements. As promptly as practicable following the date of this Agreement, but in no event later than seven (7) Business Days following the date of this Agreement, Company will furnish to Parent (i) audited financial statements for the fiscal years ended 2021 and 2022, if any, for inclusion in the Proxy Statement (the “Company Audited Financial Statements”). The Company Audited Financial Statements will be suitable for inclusion in the Proxy Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of Company as of the dates of and for the periods referred to in the Company Audited Financial Statements.

Section 5.24    Further Assurances. Prior to the Effective Time, the Parties will exercise their reasonable best efforts to cause to be satisfied those conditions set forth under Article VI. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of Company or Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 5.25    Anti-Takeover Statutes. If any state takeover statute or similar Legal Requirement is or may become applicable to the Transactions, each of Company, the Company Board, Parent, the Parent Board, Merger Sub and the board of directors of Merger Sub, as applicable, shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 5.26    No Poison Pill. Parent shall take any and all necessary action to ensure that, as of the Effective Time, there shall be no rights plan, rights agreement, “poison pill” or similar agreement or arrangement that is in force and applicable to Parent or any other Acquiring Company in connection with this Agreement or the consummation of the Merger or any of the other Transactions.

Section 5.27    Incentive Plan.

(a)         Immediately following the Effective Time, Parent shall adopt or cause to be adopted a new stock incentive plan, in form and substance reasonably satisfactory to Parent and Company, pursuant to which shares of Parent Common Stock comprising an amount equal to 10% of the fully-diluted, outstanding equity interests of Parent immediately following the Merger will be reserved for issuance by Parent pursuant to, and in accordance with, the terms and conditions of such stock incentive plan, to employees, directors, consultants and other service providers of Parent and its Subsidiaries, including, following the Effective Time, the Surviving Corporation and its Subsidiaries (the “Incentive Plan”).

Section 5.28    Parent Restructuring. During the Pre-Closing Period, Parent shall consummate the Parent Restructuring, which shall be effective immediately prior to the Closing, in accordance with applicable Legal Requirements. Parent shall provide Company a reasonable opportunity to review and comment on all documents and agreements related to the Parent Restructuring, which documents and agreements shall be reasonably acceptable to Company. Prior to effecting the Parent Restructuring pursuant to the terms of this Section 5.28, Parent shall (a) seek and obtain written agreements in form and substance reasonably acceptable to Company from all parties to Contracts that are distributed in connection with the Parent Restructuring releasing Parent from any and all liabilities and obligations under such Contracts, (b) provide evidence reasonably satisfactory to Company that no material Tax will arise to Parent as a result of the Parent Restructuring and (c) deliver to Company a schedule, which schedule shall be reasonably acceptable to Company, setting forth the list of Contracts and other assets and all related liabilities and obligations to be transferred to Tellenger.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.01    Conditions to Obligation of Each Party to Effect the Merger.  The respective obligations of each party to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any proceeding brought by any administrative agency or commission or other Governmental Body or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there will not be any action taken, or any statute, rule, regulation, Order or other Legal Requirement enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(b)    Governmental Approvals.   Any waiting period applicable to the consummation of the Merger under the HSR Act will have expired or been terminated.

(c)    Stockholder Approvals.  This Agreement will have been duly adopted and the Merger will have been duly approved by holders of a number of shares of Company Common Stock representing a majority of the issued and outstanding shares of Company Common Stock and the Parent Stockholder Approval Matters will have been duly adopted and approved by the Parent Stockholder Approval.

(d)    Stock Exchange Listing.  The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date, the approval of the listing of additional shares of Parent Common Stock on Nasdaq shall have been obtained and the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.

(e)    S-4 Registration Statement. The S-4 Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding (or proceeding threatened in writing by the SEC) seeking a stop order with respect to the S-4 Registration Statement that has not been withdrawn.

Section 6.02    Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

(a)    Representations and Warranties.  The representations and warranties of Company (i) that constitute the Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) (other than, in each case, any inaccuracy or breach that is de minimis) and (ii) contained in this Agreement (other than the Company Fundamental Representations) and the Company Documents will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except for those inaccuracies that, individually or in the aggregate, do not constitute a Company Material Adverse Effect; provided, however, for purposes of this clause (ii), all “Company Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Company contained in this Agreement and the Company Documents will be disregarded.  Parent will have received a certificate to such effect signed by an officer of Company.

(b)    Agreements and Covenants.  Company will have, in all material respects, performed or complied with its agreements and covenants required by this Agreement and the Company Documents to be performed or complied with by it on or prior to the Effective Time.  Parent will have received a certificate to such effect signed by and officer of Company.

(c)    Officer’s Certificate. Parent shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of Company certifying (i) that the conditions set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(d) have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by Company in accordance with Section 5.18(a) is true and accurate in all respects as of the Closing Date.

(d)    Company Material Adverse Effect.  Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Company or any Subsidiary of Company having, individually or in the aggregate, a Company Material Adverse Effect.

(e)    FIRPTA Certificate. Parent will have received from Company applicable FIRPTA documentation, consisting of (i) a notice to the IRS, in accordance with the requirements of Section 1.897-2(h)(2) of the Treasury Regulations, dated as of the Closing Date and executed by Company, together with written authorization for Parent to deliver such notice form to the IRS on behalf of Company after the Closing, and (ii) a FIRPTA Notification Letter, in a form mutually acceptable to Parent and Company, dated as of the Closing Date and executed by Company.

(f)    Minimum Company Net Cash. Immediately prior to and as of the Effective Time, Company shall have Company Net Cash equal to or greater than the Minimum Company Net Cash Amount.

Section 6.03    Additional Conditions to Obligations of Company.  The obligation of Company to effect the Merger is also subject to the following conditions:

(a)    Representations and Warranties.  The representations and warranties of Parent and Merger Sub (i) that constitute the Parent Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) (other than, in each case, any inaccuracy or breach that is de minimis), and (ii) contained in this Agreement (other than the Parent Fundamental Representations) and the Parent Documents will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except for those inaccuracies that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect; provided, however, for purposes of this clause (ii), all “Parent Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Parent and Merger Sub contained in this Agreement and the Parent Documents will be disregarded.  Company will have received a certificate to such effect signed by an officer of each of Parent and Merger Sub.

(b)    Agreements and Covenants.  Parent and Merger Sub will have, in all material respects, performed or complied with its agreements and covenants required by this Agreement and the Parent Documents to be performed or complied with by them on or prior to the Effective Time.  Company will have received a certificate to such effect signed by an officer of each of Parent and Merger Sub.

(c)    Minimum Parent Net Cash. Immediately prior to and as of the Effective Time, Parent shall have Parent Net Cash equal to or greater than the Minimum Parent Net Cash Amount.

(d)    Officer’s Certificate. Company shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent certifying (i) that the conditions set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(e) have been duly satisfied and (ii) that the information set forth in the Parent Certificate delivered by Parent in accordance with Section 5.19 is true and accurate in all respects as of the Closing Date.

(e)    Parent Material Adverse Effect.  Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Parent or any Subsidiary of Parent having, individually or in the aggregate, a Parent Material Adverse Effect.

(f)    Parent Board of Directors Resignation Letters.  Company will have received a duly executed copy of a resignation letter from each of the resigning members of the Parent Board contemplated by Section 5.11 and each of Parent’s Subsidiaries, as applicable, pursuant to which each such person will resign as a member of the Parent Board immediately following the Effective Time.

(g)    Severance Forfeitures.  Company will have received a duly executed copy of an acknowledgment or similar documentation satisfactory to the Company from each of Jamie Benoit, Gwen Pal and Stan Reese releasing Parent from any and all claims to severance, separation pay, termination pay or similar compensation.

(h)    Parent Certificate.  The Chief Financial Officer of Parent will have executed and delivered to Company the Parent Certificate.

(i)    Parent Invoices. Company will have received written acknowledgements pursuant to which Parent’s outside legal counsel and any financial advisor who performed services for or on behalf of Parent, or who is otherwise entitled to any compensation from Parent that in each case is owed Transaction Costs from Parent: (i) the total amount of Transaction Costs that are payable to such Person; and (ii) that, upon receipt of the amount referred to in clause “(i)” above, such party will have been paid in full and is not (and will not be) owed any other Transaction Costs (collectively, the “Parent Invoices”).

(j)    Good Standing Certificate. Company shall have received a short-form certificate of good standing from the Secretary of State of the State of Delaware which is dated within 15 Business Days prior to the Closing Date with respect to Parent.

(k)    No Parent Preferred Stock Outstanding. Parent shall have caused all issued and outstanding Parent Preferred Stock to be converted, redeemed, exchanged, cancelled or retired such that, as of the Effective Time, there is no Parent Preferred Stock issued or outstanding.

(l)    Parent Restructuring and Tellenger Sale. The Parent Restructuring shall have been completed to the satisfaction of the Company and the Tellenger Sale shall have been consummated pursuant to the Stock Purchase Agreement that is satisfactory to the Company.

ARTICLE VII.

TERMINATION

Section 7.01    Termination.  This Agreement may be terminated and the Merger may be abandoned, at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Company and/or Parent:

(a)    by mutual written Consent of Company and Parent duly authorized by each of their respective boards of directors;

(b)    by either Parent or Company if the Merger has not been consummated by the End Date (provided that the right to terminate this Agreement under this Section 7.01(b) will not be available to any party whose failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Merger to occur on or before such date); provided, however, that Parent or Company may, upon written notice delivered by one party to the other prior to the originally scheduled End Date, extend the originally scheduled End Date by up to thirty-one (31) calendar days (to May 30, 2024) (the “Extended Date”) so long as such party requesting the extension is not in material breach of any provision of this Agreement;

(c)    by either Parent or Company if a court of competent jurisdiction or Governmental Body will have issued a non-appealable final Order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)    by  Parent if the Company Stockholder Written Consent shall not have been obtained by the Company Vote Deadline; provided, however, that once the approval of holders of a number of shares of Company Common Stock representing a majority of the issued and outstanding shares of Company Common Stock has been obtained, Parent may not terminate this Agreement pursuant to this Section 7.01(d); provided, further, that the right to terminate this Agreement under this Section 7.01(d) will not be available if Parent’s failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the approval of holders of a number of shares of Company Common Stock representing a majority of the issued and outstanding shares of Company Common Stock to be obtained at or before such time;

(e)    by either Parent or Company, if the Parent Stockholders’ Meeting shall have been held (subject to any adjournment or postponement permitted by Section 5.03(a)) and the Parent Stockholder Approval contemplated by this Agreement will not have been obtained thereat (provided that the right to terminate this Agreement under this Section 7.01(e) will not be available to any party whose failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Parent Stockholder Approval to be obtained thereat);

(f)    by Company if the Parent Board has effected a Parent Change in Recommendation;

(g)    by Parent upon breach of any of the representations, warranties, covenants or agreements on the part of Company set forth in this Agreement and/or the Company Documents, or if any representation or warranty of Company will have become inaccurate, in either case such that the conditions set forth in Section 6.02(a) or Section 6.02(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided, however, if such breach or inaccuracy is curable by Company, then this Agreement will not terminate pursuant to this Section 7.01(g) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the thirtieth (30th) calendar day following the date of written notice given by Parent to Company of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.01(g) (it being understood that this Agreement shall not terminate pursuant to this Section 7.01(g) as a result of such particular breach or inaccuracy if such breach or inaccuracy is cured prior to the termination becoming effective pursuant to this Section 7.01(g)); provided, further that no termination may be made pursuant to this Section 7.01(g) solely as a result of the failure of Company to obtain the approval of holders of a number of shares of Company Common Stock representing a majority of the issued and outstanding shares of Company Common Stock (in which case such termination must be made pursuant to Section 7.01(d)); or

(h)    by Company upon breach of any of the representations, warranties, covenants or agreements on the part of Parent or Merger Sub set forth in this Agreement and/or the Parent Documents, or if any representation or warranty of Parent or Merger Sub will have become inaccurate, in either case such that the conditions set forth in Section 6.03(a) or Section 6.03(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided, however, if such breach or inaccuracy is curable by Parent or Merger Sub, then this Agreement will not terminate pursuant to this Section 7.01(h) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the thirtieth (30th) calendar day following the date of written notice given by Company to Parent of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.01(h) (it being understood that this Agreement shall not terminate pursuant to this Section 7.01(h) as a result of such particular breach or inaccuracy if such breach or inaccuracy is cured prior to the termination becoming effective pursuant to this Section 7.01(h)); provided, further, that no termination may be made pursuant to this Section 7.01(h) solely as a result of the failure of Parent to obtain the Parent Stockholder Approval (in which case such termination must be made pursuant to Section 7.01(e)).

Section 7.02    Effect of Termination.  Except as provided in Section 7.03(c), in the event of the termination of this Agreement pursuant to Section 7.01, this Agreement will forthwith become void and there will be no liability on the part of any party hereto or any of its Affiliates, directors, officers or stockholders except (i) as set forth in Section 7.03 and Article VIII hereof, and (ii) for any liability for any willful breach of any representation, warranty, covenant or obligation contained in this Agreement (for purposes of this Section 7.02, a “willful breach” is an act or omission with the actual knowledge that such act or omission would cause a breach of this Agreement).  No termination of this Agreement will affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations will, in addition to this Article VII and Article VIII, survive termination of this Agreement in accordance with its terms; provided, however termination of this Agreement may affect any outstanding Promissory Notes as set forth in Section 7.03(b).

Section 7.03    Expenses.

(a)    Except as set forth in this Section 7.03 or specifically set forth elsewhere in this Agreement, all Transaction Costs shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b)    If this Agreement is terminated other than in a termination by Parent pursuant to Section 7.01(d) or Section 7.01(g), then any outstanding Promissory Note, shall automatically and immediately be cancelled and terminated and the obligations of the parties under such Promissory Note shall immediately cease.

(c)    If this Agreement is validly terminated pursuant to Section 7.01, then except in the case of a willful breach (as defined in Section 7.02 above) by Parent of any representation, warranty, covenant, or obligation herein, Company’s right to cancel any outstanding Promissory Note pursuant to Section 7.03(b), and Company’s right to specific performance pursuant to Section 8.08, will be the sole and exclusive remedies of Company and its Affiliates against (A) Parent, and (B) the former, current and future holders of any equity, controlling Persons, Representatives, Affiliates, Subsidiaries, members, managers, general or limited partners, stockholders and assignees of each of Parent and each of their respective Subsidiaries and Affiliates (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”) in respect of this Agreement and the Merger.

ARTICLE VIII.

GENERAL PROVISIONS

Section 8.01    Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement will be in writing and will be deemed properly delivered, given and received:  (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email before 11:59 p.m. (recipient’s time), when transmitted; (c) if sent by email on a day other than a Business Day, or if sent by email after 11:59 p.m. (recipient’s time), on the Business Day following the date when transmitted; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (c) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other parties hereto):

(a)    If to Company:

Firefly Neurosciences Inc.
150 King St. W, 2nd Floor

Toronto, Ontario, M5H 1J9

Attn:

E-mail:

With a copy (which shall not constitute notice) to:

Haynes and Boone, LLP
30 Rockefeller Plaza
26th Floor
New York, NY 10112
Attn.:          Rick A. Werner

Simin Sun

Alla Digilova
E-Mail:  rick.werner@haynesboone.com

simin.sun@haynesboone.com

alla.digilova@haynesboone.com

(b)    If to Parent or Merger Sub:

WaveDancer, Inc.

12015 Lee Jackson Memorial Highway

Suite 210

Fairfax, Virginia 22033

Attn:         G. James Benoit, Jr.

E-mail:         jb@wavedancer.com

With a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

Suite 1000

1750 Tysons Boulevard

McLean, Virginia 22102

Attn: Mark J. Wishner

Fiorello (Rico) Vicencio, Jr.

E-mail:         wishnerm@gtlaw.com

rico.vicencio@gtlaw.com

Section 8.02    Amendment.  This Agreement may be amended by the Parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by holders of a number of shares of Company Common Stock representing a majority of the issued and outstanding shares of Company Common Stock or the Parent Stockholder Approval, as applicable, no amendment may be made which by Legal Requirements requires further approval by such stockholders without such further approval.  This Agreement may not be amended except by an instrument in writing signed by the Parties.

Section 8.03    Headings.  The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

Section 8.04    Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

Section 8.05    Entire Agreement.  This Agreement, the Company Documents and the Parent Documents constitute the entire agreement and supersede all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 8.06    Successors and Assigns; Parties In Interest.  This Agreement will be binding upon: (a) Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); and (d) the Company Stockholders.  This Agreement will inure to the benefit of: (i) Company; (ii) Parent; (iii) Merger Sub; (iv) the Company Stockholders, and (v) the respective successors and assigns (if any) of the foregoing.  No Party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties. Nothing in this Agreement, expressed or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.06 (which is intended to be for the benefit of the parties indemnified thereby and may be enforced by such parties).

Section 8.07    Waiver.  No failure or delay on the part of any Party in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.  At any time prior to the Effective Time, any Party may, with respect to any other Party, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver will be valid if set forth in an instrument in writing signed by the Party or Parties to be bound.

Section 8.08    Remedies Cumulative; Specific Performance. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Each Party to this Agreement agree that, in the event of any breach or threatened breach by the other Party of any covenant, obligation or other provision set forth in this Agreement: (a) such Party will be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to: (i) a decree or Order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such Party will not be required to provide any bond or other security in connection with any such decree, Order or injunction or in connection with any related action or Legal Proceeding.

Section 8.09    Governing Law; Venue; Waiver of Jury Trial.

(a)    This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b)    Each of the parties hereto irrevocably and unconditionally (a) Consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof, in connection with any matters related to this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to any matters related to this Agreement in any court other than the Court of Chancery in the State of Delaware, or if (and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof and (d) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party irrevocably Consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.09 in the manner provided for notices in Section 8.02. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

(c)    EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 8.10    Counterparts and Exchanges by Electronic Transmission or Facsimile.  This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts and by facsimile or electronic (i.e., PDF) transmission, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 8.11    Attorney Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties hereunder, the prevailing Party in such action or suit will be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

Section 8.12    Cooperation.  In further of, and not in limitation of, any other provision of this Agreement, each Party agrees to cooperate fully with the other Parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Parties to evidence or reflect the Transactions and to carry out the intent and purposes of this Agreement.

Section 8.13    Non-Survival of Representations, Warranties.  The representations and warranties of Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article VIII shall survive the Effective Time.

Section 8.14    Construction.

(a)    References to “cash,” “dollars” or “$” are to U.S. dollars.

(b)    For purposes of this Agreement, whenever the context requires:  the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.

(c)    The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

(d)    As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(e)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(f)    Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(g)    The term “knowledge of Company”, and all variations thereof, will mean the actual knowledge of Jamie Benoit, Tim Hannon, and Gwen Pal, and the knowledge such Persons would reasonably be expected to have after making reasonable inquiry of their direct reports who are responsible for the subject matter of the particular representation or warranty.  The term “knowledge of Parent”, and all variations thereof, will mean the actual knowledge of Greg Lipschitz, Stephen Purcell and Jon Olsen, and the knowledge such Persons would reasonably be expected to have after making reasonable inquiry of their direct reports who are responsible for the subject matter of the particular representation or warranty.

(h)    Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in Delaware are closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned Parties have caused this Agreement to be executed as of the date first written above.

COMPANY FIREFLY NEUROSCIENCES INC.

By:
Name:
Title:

MERGER SUB FFN MERGER SUB, INC.

By:
Name:
Title:

PARENT WAVEDANCER, INC.

By:
Name:
Title:

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquired Companies” mean Company and its direct and indirect Subsidiaries.

“Acquiring Companies” mean Parent and its direct and indirect Subsidiaries.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of transactions involving:

(a)          any direct or indirect merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 10% of the outstanding securities of any class of voting securities of Company (or its Subsidiaries) or Parent (or its Subsidiaries), or (iii) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) issues securities representing more than 10% of the outstanding securities of any class of voting securities of any such Entity (other than as contemplated under this Agreement);

(b)          any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets or any Subsidiaries (including any of its voting equity interests) that constitute or account for 10% or more of the fair market value of the consolidated assets of Company (or its Subsidiaries) or Parent (or its Subsidiaries) or to which 10% or more of the net revenues or net income on a consolidated basis of Company (or its Subsidiaries) or Parent (or its Subsidiaries) are attributable; or

(c)         any liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of any of Company (or its Subsidiaries) or Parent (or its Subsidiaries) or the declaration or payment of an extraordinary dividend (whether in cash or other property) by any of Company (or its Subsidiaries) or Parent (or its Subsidiaries).

“Affiliates” mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Valuation” means the Company Valuation plus the Parent Valuation.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in Delaware are closed.

“COBRA” means the health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 and the regulations thereunder or any state Legal Requirement governing health care coverage extension or continuation.

“Company Allocation Percentage” means the quotient determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.

“Company Net Cash” means, without duplication (1) the sum of (A) the Company’s unrestricted and unencumbered cash and cash equivalents, as of the Closing Date, and (B) the aggregate amount of binding commitments to invest in the Company within 60 days of the Closing.

“Company Common Stock” means the Common Stock of Company, par value $0.001 per share.

“Company Data” means all data and information, including Personal Information, Processed by or for the Acquired Companies.

“Company Disclosure Schedule” means the disclosure schedule in agreed form that has been delivered by Company to Parent on the date of this Agreement.

“Company Fundamental Representations” means the representations and warranties of Company set forth in Section 2.01 (Organization and Qualification; Charter Documents), Section 2.02 (Capital Structure), Section 2.03 (Authority; Non-Contravention; Approvals), Section 2.11 (Brokers’ and Finders’ Fees) and Section 2.13 (Title to Assets; Real Property).

“Company Intellectual Property” means all Intellectual Property that is necessary or required for, or used in connection with, Company’s and its Subsidiaries’ respective businesses as presently conducted or as presently proposed to be conducted.

“Company Material Adverse Effect” means any effect, change, event or circumstance (an “Effect”) that (a) has or would reasonably be expected to have a material adverse effect on the business, financial condition, operations or results of operations of the Acquired Companies taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Company Material Adverse Effect:  Effects resulting from (i) conditions generally affecting the industries in which the Acquired Companies operate (ii) changes generally affecting the United States or global economy or capital markets as a whole; (iii) hurricane, flood, tornado, earthquake or other natural disaster, epidemic, plague, pandemic or other public health event or any other force majeure event, whether or not caused by any Person, or any national or international calamity or crisis; or (iv) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements; and with respect to items (i) – (iv), only to the extent that, individually or in the aggregate, such Effects do not have a disproportionate impact on the Acquired Companies taken as a whole; or (b) prevents Company from consummating the Merger.

“Company Option” means an option to purchase shares of Company Common Stock.

“Company Option Plan” means the Firefly Neurosciences Inc. 2023 Omnibus Equity Incentive Compensation Plan.

“Company Outstanding Shares” means the (a) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, and (b) the total number of shares of Company Common Stock that, immediately prior to the Effective Time, are issuable upon exercise of Company Options and Company Warrants (whether or not vested or currently exercisable).

“Company Restricted Share” means a share of Company Common Stock that is subject to repurchase by, or forfeiture to, Company pursuant to restricted stock or similar agreements with Company.

“Company Stockholders” mean the holders of Company Common Stock issued and outstanding immediately prior to the Effective Time.

“Company Valuation” means an amount equal to $110,000,000.

“Consent” means any approval, consent, ratification, permission, waiver or authorization.

“Contract” means any written agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase Order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Copyrights” mean all copyrights and copyrightable works (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works and all registrations and rights to register and obtain renewals, modifications, and extensions of registrations, together with all other interests accruing by reason of international copyright.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, Encumbrance, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” means April 30, 2024.

“Employee Benefit Plan” means each plan, program, policy, contract, agreement or other arrangement providing for retirement, pension, deferred compensation, severance, separation pay, relocation benefits, termination pay, performance awards, bonus compensation, incentive compensation, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, or other employee benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association” under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case, for active, retired or former employees (or their eligible dependents).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or Entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer with any Person within the meaning of Section 414 of the Code.

“Exchange Ratio” means the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Merger Shares by (b) the Company Outstanding Shares which shall be calculated in the same manner as set forth on Schedule B.

“Excluded Contracts” means (i) any non-exclusive Contract concerning “off-the-shelf” or similar computer software that is available on commercially reasonable terms, (ii) standard non-disclosure, confidentiality and material transfer Contracts granting non-exclusive rights to Company Owned IP Rights or Parent Owned IP Rights (as applicable) and entered into in the ordinary course of business, (iii) Contracts that have expired on their own terms or were terminated and for which there are no material outstanding obligations, and (iv) purchase orders and associated terms and conditions for which the underlying goods or services have been delivered or received.

“Financing” means the sale and issuance of Parent Common Stock and/or warrants to purchase shares of Parent Common Stock by Parent to former or existing stockholders or other investors or their respective Affiliates in Parent or its Subsidiaries.

“Governmental Body” means any:  (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, regulatory agency, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means (i) all obligations for borrowed money and advancement of funds; (ii) all obligations evidenced by notes, bonds, debentures or similar instruments, contracts or arrangements (whether or not convertible), (iii) all obligations for the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, releases of “holdbacks” or similar payments, but excluding any such obligations to the extent there is cash being held by a third party in escrow exclusively for purposes of satisfying such obligations) (“Deferred Purchase Price”); (iv) all obligations arising out of any financial hedging, swap or similar arrangements; (v) all obligations as lessee that would be required to be capitalized in accordance with GAAP, whether or not recorded; (vi) all obligations in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction; (vii) interest payable with respect to Indebtedness referred to in clause (i) through (vi), and (viii) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations of such Person that would arise (whether or not then due and payable) if all such items under clauses (i) through (vii) were prepaid, extinguished, unwound and settled in full as of such specified date.  For purposes of determining the Deferred Purchase Price obligations as of a specified date, such obligations shall be deemed to be the maximum amount of Deferred Purchase Price owing as of such specified date (whether or not then due and payable) or potentially owing at a future date.

“Intellectual Property” means (i) patents, patent applications and statutory invention registrations, (ii) registered and unregistered trademarks, service marks, domain names, trade dress, logos, trade names, corporate names and other identifiers of source or goodwill, including registrations and applications for registration thereof and including the goodwill of the business symbolized thereby or associated therewith, (iii) Copyrights, and (iv) confidential and proprietary information, including Trade Secrets and invention rights.

“Legal Proceeding” means any action, suit, claim, litigation, inquiry, grievance, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirements” mean any federal, state, local, municipal, foreign or other law, statute, constitution, controlling principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Merger Shares” means the product of (a) the Post-Closing Parent Shares, multiplied by (b) the Company Allocation Percentage.

“Merger Sub Common Stock” means the Common Stock, no par value per share, of the Merger Sub.

“Minimum Company Net Cash Amount” means an amount equal to $2,500,000.

“Minimum Parent Net Cash Amount” means an amount equal to $0.

“Nasdaq” means The Nasdaq Capital Market.

“Order” means any order, writ, injunction, judgment or decree.

“Parent Allocation Percentage” means the quotient determined by dividing (i) the Parent Valuation by (ii) the Aggregate valuation.

“Parent Change in Control” means (a) a merger or consolidation in which (i) Parent is a constituent party, or (ii) a Subsidiary of Parent is a constituent party and Parent issues shares of its capital stock pursuant to such merger or consolidation, except in the case of either clause (i) or (ii) any such merger or consolidation involving Parent or a Subsidiary of Parent in which the shares of capital stock of Parent outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock which represent, immediately following such merger or consolidation, more than fifty percent (50%) by voting power of the capital stock of (A) the surviving or resulting corporation or (B) if the surviving or resulting corporation is a wholly owned Subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; (b) the sale by Parent of all or substantially all the assets of Parent and its Subsidiaries taken as a whole; or (c) the sale by the stockholders of Parent of more than fifty percent (50%) by voting power of the then-outstanding capital stock of Parent to any single Person or “group” (as defined in the Exchange Act) of Persons.

“Parent Data” means all data and information, including Personal Information, Processed by or for the Acquiring Companies.

“Parent Disclosure Schedule” means the disclosure schedule that has been delivered by Parent to Company on the date of this Agreement.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Section 3.01 (Organization and Qualification; Charter Documents), Section 3.02 (Capital Structure), Section 3.03 (Authority; Non-Contravention; Approvals), Section 3.11 (Brokers’ and Finders’ Fees), and Section 3.13(a) (Title to Assets).

“Parent IT Assets” means with respect to the Acquiring Companies, the computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects, (a) has a material adverse effect on the business, financial condition, operations or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, a Parent Material Adverse Effect:  Effects resulting (i) from conditions generally affecting the industries in which Parent participates; (ii) changes generally affecting the United States or global economy or capital markets as a whole; (iii) changes in the trading price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to such changes in the trading price or trading volume of Parent Common Stock may if not otherwise to be disregarded pursuant to a different subclause of this definition, constitute a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iv) hurricane, flood, tornado, earthquake or other natural disaster, epidemic, plague, pandemic or other public health event, any civil unrest or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; (v) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements, and with respect to items (i), (ii), (iv) and (v), only to the extent that, individually or in the aggregate, such Effects (a) do not have a disproportionate impact on Parent or Merger Sub taken as a whole; or (b) prevents Parent or Merger Sub from consummating the Merger; provided further, however, that, in no event will a material adverse effect on the business, financial condition, operations or results of operations of Tellenger be deemed to constitute, nor will it be taken into account in determining whether there has occurred, a Parent Material Adverse Effect.

“Parent Net Cash” means, without duplication (1) the sum of (A) the Parent’s unrestricted and unencumbered cash and cash equivalents, as of the Closing Date, as of the Closing Date, including the Tellenger Amount, (B) the aggregate amount of Promissory Notes, if any, as of the Closing Date, minus (2) the sum of, without duplication, (V) any Transaction Costs of Parent and its Subsidiaries, except for Transaction Costs assumed by Tellenger, (W) any Indebtedness of Parent and its Subsidiaries not assumed in the Tellenger Sale, (X) any Taxes of Parent or its Subsidiaries related to or attributable to any Tax period or portion thereof that ends on or prior to the Closing Date and (Y) the current liabilities of Parent.

“Parent Outstanding Shares” means the sum of (a) the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time and (b) the total number of shares of Parent Common Stock that, immediately prior to the Effective Time, are issuable upon exercise of Parent Options and Parent Warrants (whether or not vested or currently exercisable).

“Parent Restructuring” means a transaction or series of transactions resulting in the divestiture in one or more transactions of all of the assets and liabilities of Parent into Tellenger except for Parent Net Cash.

“Parent Stock Option Plans” means collectively the 2006 Stock Incentive Plan, the 2016 Stock Incentive Plan and the 2021 Stock Incentive Plan.

“Parent Stockholders” mean the holders of Parent Common Stock issued and outstanding immediately prior to the Effective Time.

“Parent Unaudited Interim Balance Sheet” means the balance sheet included in Parent’s Form 10-Q for the period ended June 30, 2023.

“Parent Warrant” means any warrant to purchase shares of Parent Common Stock.

“Parent Valuation” means $15,000,000 less, or plus if a negative number, the difference between $5,000,000 and Parent Net Cash. the Parent Net Cash including the Tellenger Amount (if applicable).

“Permitted Financing” shall mean the sale of Parent Common Stock pursuant to that certain Common Stock Purchase Agreement, dated July 8, 2022 between the Parent and B. Riley Principal Capital II, LLC, and, subject to the consent of Company which shall not be unreasonably withheld, other sales or issuances of shares of Parent Common Stock; provided, however, that the Company may withhold consent, in its sole discretion, in the following sales or issuances of equity securities by the Parent: (i) sales of Parent Common Stock which includes any rights, obligations, liabilities granted to any holder of Parent Common Stock which does not exist as of the date hereof; (ii) any issuances of an Parent Preferred Stock; and (iii) any sales or issuances of an equity securities which is at a discount that is greater than 10% to the volume weighted average price for the five trading days prior to the sale or issuance.

“Permitted Liens” means (i) Liens for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in good faith by appropriate Legal Proceedings or that may thereafter be paid without penalty; (ii) statutory Liens of landlords or lessors under rental agreements for amounts not delinquent, (iii) mechanics’, carriers’, warehousemen’s, workers’, repairers’ and similar Liens imposed by applicable Legal Requirements or arising or incurred in the ordinary course of business consistent with past practice with respect to amounts not yet due and payable or being contested in good faith by appropriate Legal Proceedings; (iv) Liens incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (v) licenses and other similar rights granted and obligations incurred in the ordinary course of business consistent with past practice that are not material to the operation of the applicable business; and (vi) Liens or Encumbrances of record affecting any owned or leased real property, any matters that would be disclosed by a survey of any owned or leased real property and any zoning, land use, covenants, conditions and restrictions or similar matters affecting any owned or leased real property, in each case that would not be reasonably likely to materially interfere with the present use or occupancy of such real property.

“Person” means any person, Entity, Governmental Body, or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or any other piece of information that allows the identification of a natural person.

“Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“Process” means, with respect to any data or information, or set of data or information, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use.

“Proxy Statement” shall mean the proxy statement to be sent to Company’s stockholders in connection with the approval of this Agreement and the Merger (by signing the Company Stockholder Written Consent) and to Parent’s stockholders in connection with the Parent’s Stockholders’ Meeting.

A party’s “Representatives” include each Person that is or becomes (a) a Subsidiary or other Affiliate of such party or (b) an officer, director, employee, partner, attorney, advisor, accountant, agent or representative of such party or of any such party’s Subsidiaries or other Affiliates.

“SEC Documents” mean each report, registration statement, proxy statement and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since the Parent Lookback Date, including all amendments thereto.

“Solvent” means, with respect to any Person, that (i) the total assets of such Person and its Subsidiaries are, on the date of determination, greater than the total amount of all known liabilities of such Person and its Subsidiaries as of such date, (ii) on the date of determination, such Person and its Subsidiaries are able to pay their debts as such debts become due in the ordinary course of business, and (iii) such Person and its Subsidiaries do not have unreasonably small capital for conducting their respective businesses as presently conducted or as proposed to be conducted by them.

An Entity will be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Offer” means an unsolicited, bona fide written Acquisition Proposal (with all references to 10% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (b) the terms of which the Parent Board, as applicable, determines, in its reasonable judgment after consulting in good faith with an independent financial advisor and its outside legal counsel, to be more favorable to its stockholders from a financial point of view than the terms of the Merger, as well as the likelihood of the consummation thereof, which consideration shall include whether any financing is or may be required to consummate the transaction contemplated by such proposal, and whether such financing is committed and is reasonably capable of being obtained by the applicable offeror.

“Tax” and “Taxes” mean any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, escheat, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Teaming Agreement” means each teaming or joint venture agreement to which the Acquiring Companies are a party (i) with respect to which the applicable term has not yet expired, (ii) which has not been terminated pursuant to its terms, or (iii) which has not been superseded by the award of the Contract for which the teaming agreement was entered into.

“Tellenger Amount” means an amount equal to the cash proceeds Parent received pursuant to the Tellenger Sale, less costs, fees and expenses paid by Parent or its affiliates related to such Tellenger Event, including but not limited to payment of any legal fees, consulting fees, third party broker fees, payment of indebtedness, severance costs, and any other payments.

“Tellenger Sale” means the sale of the outstanding shares of Tellenger, Inc. common stock pursuant to the Stock Purchase Agreement.

“Tellenger” means Tellenger, Inc.

“Trade Compliance Laws” means any requirement of Law relating to the regulation of exports, re-exports, imports, transfers, releases, shipments, transmissions or any other provision of goods, technology, Software or services, including: (a) Laws enforced by U.S. Customs and Border Protection; (b) the Arms Export Control Act (22 U.S.C. §§ 2778 et seq.), and the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130); (c) the Export Control Reform Act of 2018 and the Export Administration Regulations (15 C.F.R. Parts 730-734.); (d) the U.S. anti-boycott Laws administered by the U.S. Department of Commerce’s BIS and the U.S. Department of the Treasury’s International Revenue Service; (e) any Law, executive order or implementing regulations of the U.S. Department of the Treasury Office of Foreign Assets Controls (31 C.F.R. Parts 500-599), and Sanctions; and (f) all other Laws concerning exports and imports.

“Trade Secrets” mean trade secrets, know-how, proprietary information, inventions, discoveries, improvements, technology, technical data and research and development, whether patentable or not.

“Transaction Costs” means the aggregate amount of costs and expenses of a Person or any of its Subsidiaries incurred in connection with the negotiation, preparation and execution of this Agreement, the Company Documents or the Parent Documents, as applicable, and the consummation of the Transactions, for (a) any brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of counsel or accountants payable by such Person or any of its Subsidiaries and any transaction bonuses or similar items in connection with the Transactions, (b) any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the Transactions) that become due or payable to any director, officer, employee or consultant of such Person in connection with the consummation of the Transactions including but not limited to payments due to Tim Hannon and [non-officer employee name redacted] and, (c) any payments to third parties under any Contract to which such Person or its Subsidiaries are a party triggered by the consummation of the Transactions, or any payment or consideration arising under or in relation to obtaining any Consents, waivers or approvals of any third party under any Contract to which such Person or its Subsidiaries are a party required to be obtained in connection with the consummation of the Transactions in order for any such Contract to remain in full force and effect following the Closing or resulting from agreed-upon modification or early termination of any such Contract, in each case with respect to the foregoing matters (a)-(c), to the extent unpaid; provided, Parent and Company shall share equally all out of pocket costs and expenses (other than attorneys’, accountants’ and other similar service provider’s fees and expenses incurred in relation to: (i) the filings by the Parties under any filing requirement under the HSR Act; (ii) any antitrust Legal Requirement applicable to this Agreement and the Transactions; and (iii) the costs of the filing with the SEC of the S-4 Registration Statement and the Proxy Statement/Prospectus (including any financial statements and exhibits), including printer fees, and any amendments or supplements thereto, and the printing and delivery of such documents to the Parties’ stockholders (except for professional fees incurred by Company, which shall be borne by Company); the Company shall pay any fees and expenses (X) incurred in connection with obtaining Nasdaq approval for the Merger, the name and ticker symbol changes, and the listing of the shares of Parent Common Stock to be issued, to the extent contemplated by this Agreement (including professional fees incurred by Company) and (Y) the Parent shall be liable for and pay their own fees and costs incurred in connection with the Parent Restructuring. Notwithstanding the foregoing, the Company shall pay 50% of Parent’s attorney fees up to a maximum of $300,000 (e.g., if Parent’s attorney fees are $600,000, the Company will pay $300,000 of such fees).

“Voting Agreement Signatories” means those Persons set forth on Schedule A.

Additionally, the following terms have the meanings assigned to such terms in the Sections of this Agreement set forth below opposite such term:

Defined Word	Section of Agreement
“Accepted Confidentiality Agreement”	Section 5.13(a)
“Agreement”	Preamble
“Allocation Certificate”	Section 5.18(a)
“Antitrust Laws”	Section 2.03(d)
“Assumed Option”	Section 5.16(a)
“Certificate of Merger”	Section 1.02
“Certifications”	Section 3.05(a)
“Closing Date”	Section 1.02
“Closing”	Section 1.02
“Code”	Recitals
“Company Audited Financial Statements”	Section 5.23
“Company Balance Sheet”	Section 2.05(a)
“Company Board Recommendation”	Section 5.02(b)
“Company Capital Stock”	Section 2.02(a)
“Company Contract”	Section 2.16(b)
“Company Data Partners’	Section 2.09(f)
“Company Disclosure Schedule”	Exhibit A
“Company Documents”	Section 2.03(a)
“Company Employee Plans”	Section 2.12(a)
“Company Environmental Permits”	Section 2.14(c)
“Company Financials”	Section 2.05(a)
“Company Insurance Policies”	Section 2.18(a)
“Company IP Registrations”	Section 2.08(a)
“Company Lookback Date”	Section 2.05(c)
“Company Permits”	Section 2.09(b)
“Company Personal Information”	Section 2.09(e)
“Company Privacy Policy”	Section 2.09(e)
“Company RSUs”	Section 2.02(a)
“Company Security Incident”	Section 2.09(f)
“Company Stock Certificate”	Section 1.08
“Company Stockholder Approval”	Section 2.03(a)
“Company Stockholder Matters”	Section 5.02(a)
“Company Stockholder Written Consent”	Section 5.02(a)
“Company Vote Deadline”	Section 5.02(a)
“Company”	Preamble
“Confidentiality Agreement”	Section 5.04
“D&O Indemnified Party”	Section 5.06(a)
“Effective Time”	Section 1.02
“Exchange Act”	Section 2.03(d)
“Exchange Agent”	Section 1.07(a)
“Exchange Fund”	Section 1.07(a)
“Extended Date”	Section 7.01(b)
“Foreign Antitrust Laws”	Section 2.03(d)
“Delaware Law”	Section 1.01
“GAAP”	Section 2.05(a)
“Government Contracts”	Section 3.19
“Hazardous Material Activities”	Section 2.14(b)
“Hazardous Material”	Section 2.14(a)
“Incentive Plan”	Section 5.27
“Indebtedness Payoff Letter”	Section 5.18(b)
“knowledge of Company”	Section 8.14(g)
“knowledge of Parent”	Section 8.14(g)
“Liability”	Section 2.05(d)
“Merger Consideration”	Section 1.06(a)
“Merger Sub”	Preamble
“Merger”	Recitals
“Nasdaq Listing Application”	Section 5.22
“Other Filings”	Section 5.01(a)
“Parent Board”	Recitals
“Parent Board Recommendation”	Section 5.03(b)
“Parent Certificate”	Section 5.18(c)
“Parent Change in Recommendation”	Section 5.03(c)
“Parent Charter Amendment”	Section 3.03(a)
“Parent Common Stock”	Section 1.06(a)
“Parent Contract”	Section 3.16(b)
“Parent Data Partners”	Section 3.09(f)
“Parent Documents”	Section 3.03(a)
“Parent Employee Plans”	Section 3.12(a)
“Parent Environmental Permits”	Section 3.14(c)
“Parent Financials”	Section 3.05(f)
“Parent Insurance Policy”	Section 3.17(a)
“Parent Invoices”	Section 6.03(i)
“Parent Lookback Date”	Section 3.05(a)
“Parent Option”	Section 3.02(b)
“Parent Owned IP Rights”	Section 3.08
“Parent Permits”	Section 3.09(b)
“Parent Personal Information”	Section 3.09(e)
“Parent Preferred Stock”	Section 3.02(a)
“Parent Privacy Policy”	Section 3.09(e)
“Parent Related Parties”	Section 7.03(c)
“Parent SEC Documents”	Section 3.05(a)
“Parent Security Incident”	Section 3.09(f)
“Parent Stockholder Approval”	Section 3.03(a)
“Parent Stockholder Approval Matters”	Section 5.03(a)
“Parent Stockholders’ Meeting”	Section 5.03(a)
“Parent”	Preamble
“Party” or “Parties”	Preamble
“Performance Warrant”	Section 2.02(a)
“Pre-Closing Period”	Section 4.01
“Proxy Statement/Prospectus”	Section 5.01(a)
“Reverse Split”	Section 5.21
“S-4 Registration Statement”	Section 5.01(a)
“SEC”	Section 2.03(d)
“SEC Website”	Section 3.05(a)
“Securities Act” “Stock Purchase Agreement”	Section 3.05(a) Recitals
“Series C Preferred Stock”	Section 2.02(a)
“Series C Warrant”	Section 2.02(a)
“Surviving Corporation”	Section 1.01
“Transactions”	Recitals